

HEALTHWAYS 2008 Annual Report

company profile

In the U.S. alone, the annual bill for health care and health-related lost productivity for people with chronic disease is $1.2 trillion and is expected to grow to nearly $4 trillion over the next eight years. Globally, the costs are multiples of the domestic expense. Healthways' (NASDAQ: HWAY) business is to provide solutions to individuals, health plans, employers and governments that will reduce the size of that bill, both domestically and internationally.

With more than 25 years of experience helping tens of millions of individuals, we recognize that focusing solely on helping people who are already sick is an important, but insufficient, component of making a difference that is large enough to matter. Accordingly, our solutions are designed to:

- keep healthy people healthy
- mitigate, delay or prevent disease progression associated with modifiable, unhealthy lifestyle risk factors; and
- optimize care for those with chronic disease

in an ongoing effort to help each individual in our customers' populations achieve the World Health Organization's definition of health: "... a state of complete physical, mental and social well-being, and not merely the absence of disease or infirmity."

Since our approach is focused on helping each individual to pursue, achieve or maintain this "state of health," our solutions are uniquely tailored to support that effort in four distinct environments:

- the Medical Home – the physicians and facilities that make up the traditional health care system people access when they're sick
- the Health Home – the complementary health providers and venues people access when they're undertaking health promoting activities or lifestyle behavior changes
- the Work Home – the locale in which a significant part of the population spends most of their waking hours and in which a positive focus on well-being can produce significant returns in both reduced direct cost and improved productivity; and
- the Personal Home – the individual, their family and the social networks in which they choose to involve themselves

Our insight into the reality of how individuals actually choose or can be effectively motivated to pursue health, our deep understanding of the required components for effective, scalable solutions and our commitment to respond to increasing market demand for comprehensive, integrated solutions have led to our development of a superior technology platform, an expansive service delivery infrastructure and a portfolio of patented intellectual property unequalled in the industry.

With over 1,000 customers, Healthways is a trusted partner with unique insights into the needs of the market for next-generation solutions that are disease, age and payer agnostic while demonstrating a consistent capability to be engaging, pragmatic, convenient, impactful and efficient.

Healthways – creating a healthier world, one person at a time.

financial highlights

Year Ended and at August 31,	2008	2007
(In thousands, except per share data)		
OPERATING DATA		
Revenues	**$ 736,243**	$ 615,586
Net income	**$ 54,815**	$ 45,121
Diluted earnings per share	**$ 1.50**	$ $1.22
Diluted weighted average common shares and equivalents	**36,597**	37,002
OPERATING STATISTICS		
Billed lives	**31,700**	27,400
FINANCIAL POSITION		
Cash and cash equivalents	**$ 35,242**	$ 47,655
Working capital	**$ 21,276**	$ 10,792
Total assets	**$ 906,813**	$ 828,845
Long-term debt	**$ 345,395**	$ 297,059
Other long-term liabilities	**$ 31,227**	$ 14,388
Stockholders' equity	**$ 354,334**	$ 362,750

financial highlights



REVENUE
(In millions)
$245.4
$312.5
$412.3
$615.6
$736.2
DILUTED EARNINGS PER SHARE
$0.75
$0.93
$1.02
$1.22
$1.50
CASH FLOW FROM OPERATIONS
(In millions)
$54.6
$75.2
$99.8
$107.3
$105.3
EBITDA(1)
(In millions)
$65.3
$78.8
$86.7
$130.5
$161.0
BILLED LIVES
(In thousands)
1,335
1,883
2,426
27,400
31,700
04 05 06 07 08

(1) See page 52 for a reconciliation of GAAP and non-GAAP results.

Push limits. Expand value.

In a national health care environment focused on short-term interventions for acute care problems, Healthways was the first visionary in the field to stand up and ask, "What if?"

What if someone could get out there ahead of illness and engage more people when they are healthy? What if someone offered a radically different approach to the challenges of spiraling health care costs, lost productivity and life-long health? What if someone provided a new and more powerful way for employers, governments and communities to gauge the true well-being of their constituencies?

Would the results be provocative? Impressive? Revolutionary?

Today, Healthways is helping more people take charge of their health, mitigate their lifestyle risk and proactively optimize their care than any other company. Our deep insights into the drivers of well-being, our industry-leading innovation and our proven outcomes deliver unprecedented value. We are proud to be helping reframe the debate over the future of health care around the world.



"We designed a very new type of program when we hired Healthways. It was a huge effort to get onsite coaches trained and placed in facilities across the U.S. We have appreciated the company's ability to be extremely flexible."

Mike Taylor, M.D.
Medical Director for Health Promotion, Caterpillar Corporation

Fellow shareholders:

For the past 27 years, Healthways has consistently recognized new market opportunities and moved with purpose to deliver solutions that reduce health care cost by improving health. Historically, these solutions were focused on enabling individuals who were already ill to maximize their well-being by assuring that they knew how to effectively manage their diseases in accordance with evidence-based standards of care. The accuracy of our market assessments, our innovation and the proven effectiveness of our solutions have positioned us currently as the clear market leader in our industry.

Our historic solutions have been effective in bending the health care cost trend for our employer and health plan customers. However, annual inflation of those medical costs at a rate that is two to three times greater than general inflation led us to conclude that our historic solutions, while critical, were simply not enough. We recognized that an effective solution had to address not only the needs of the sick, but also had to be effective in helping people avoid becoming sick in the first place. In short, the new solution had to (i) keep healthy people healthy, (ii) mitigate the risk associated with modifiable, health-related lifestyle behaviors, and (iii) assure that those who had already been diagnosed with a disease or condition received optimal, evidence-based care. The solution to drive this expanded value proposition requires a personalized approach for improving well-being for every individual – regardless of their past, current or future health circumstances.

Our market assessment led to the decision to acquire the nation's leading health and wellness company, which, by itself, expanded the number of individuals with whom we work from approximately 2.5 million to more than 31 million today. More importantly, our understanding of the market's direction drove both the innovative design of our new WholeHealth solution and our long-term, strategic relationship with Gallup. Our WholeHealth solution supports a major expansion of our historic value proposition by allowing us to share in the value of improving workforce productivity. Our 25-year partnership with Gallup has created a new official statistic – the Gallup-Healthways Well-Being Index™ – for assessing a population's physical, emotional and social health, designing specific solution sets to address areas of deficit and measuring the effectiveness of the solutions employed.

Healthways' WholeHealth solution is designed to improve the well-being of individuals. The aggregate impact of each individual's improvement is directly measurable, benefiting them, their families, communities, employers and countries. We believe our WholeHealth solution will result in improvement in health and a reduction in direct health care cost, in addition to a significant and measurable improvement in health-impacted productivity. Creating this value for our customers requires approaches that produce persistent and sustained performance that is meaningful, measurable, repeatable and scalable. Our WholeHealth solution will meet all of those requirements with configurable components that enable an individualized plan that is agnostic to disease, health status, age or payer.

The market is nearing an inflection point. The demand for WholeHealth solutions will, over the next few years, surpass demand for less comprehensive solutions that address only components of the value proposition. Evidence for this transition is reflected in the

Flexibility. Strength. Adaptability.

When it comes to well-being solutions, one size definitely does not fit all. Each individual approaches health optimization with unique circumstances and objectives – as does each employer, government or community. In fact, the term "health" itself can be dangerously misleading. Is physical health all there is to well-being? What about work life, home life and political or economic conditions?

There is one fundamental truth when it comes to well-being – no one can go it alone. Without the integrated knowledge, tools, programs, systems, resources, encouragement and support needed to make informed choices, drive healthy behaviors and guide strategic investment, individuals, governments, employers and communities cannot achieve their true potential – and the result of that failure can be catastrophic for individuals and societies.

Healthways is in the forefront of changing the health care equation. From first to market with disease management and total population solutions to the WholeHealth approach of tomorrow, Healthways continues to lead the way. The opportunity is extraordinary.



"As the leading integrated health care company in Brazil, we are proud to be allied with Healthways to provide the best-in-class disease management services to the Brazilian market. We could not have chosen a more strategic, innovative and experienced partner."

Mauro Figueiredo
Chief Executive Officer, Fleury Group

Healthways has entered markets on three additional continents in the past twelve months

current growth of Requests for Proposal (RFPs) for comprehensive and integrated solutions. Fully satisfying this emerging demand will require a proven ability to measure the performance of our solution by the improvement in outcomes with regard both to well-being and medical and productivity-related cost savings. In addition to our current capabilities, we believe the Gallup-Healthways Well-Being Index, built on the largest and most comprehensive database of its kind, will substantially enhance our ability to prove to health plans, employers and governments that our solutions produce the best performance. As a result, Healthways is well-positioned to meet the emerging needs of our domestic and international markets, irrespective of the ultimate shape of likely health care reform initiatives, which generally call for greater focus on health, wellness, prevention and disease management.

Fiscal 2008: Substantial Profitable Growth in a Challenging Environment – Healthways produced 23% growth in earnings per diluted share for fiscal 2008 to $1.50 from $1.22 for fiscal 2007. Revenue increased 20% to $736 million for fiscal 2008 from $616 million for the prior year. As anticipated, our operating margins remained consistent, with EBITDA[1] for fiscal 2008 increasing 23% to $161 million, or 22% of revenue, from $131 million, or 21% of revenue, for fiscal 2007.

Demand for our services remained strong for fiscal 2008, reflected in a significant increase in the number of RFPs for the fiscal year. Due to the challenging national economic environment and uncertainty about its duration, some of these RFPs were withdrawn or remained pending at the fiscal year end. In addition, during our second fiscal quarter, we revised our financial guidance for the fiscal year due to an enrollment issue in a new program for a large existing health plan customer and to new programs that did not materialize as expected with two other existing long-term customers. While we met our revised guidance for fiscal 2008, the further deterioration of the economy since our fiscal year end creates ongoing, near-term challenges for both our existing and potential customers. Although our decision to change to a December fiscal year end beginning in 2009 will better align our management processes and sales cycles with those of our customers, we are realistic in our expectation that these challenges will affect the certainty of timing for converting industry demand into new business.

Central Growth Initiatives Drive Current Results and Long-Term Potential – We made tangible progress in each of our three central growth initiatives during fiscal 2008. First, we increased our domestic commercial business by adding 4.3 million billed lives, primarily from expanded business with existing customers, but also as a result of a record number of new customer contracts. With total billed lives of 31.7 million at our fiscal year end, penetration of our more than 190 million available commercial domestic lives increased to 16.5%. We believe our relatively low penetration rate for current customers highlights the tremendous opportunity we have to grow our domestic commercial business.

Second, we expanded our addressable markets with the launch of our first international contracts in Germany and Brazil. With the December signing of a contract to provide services in Australia, Healthways has entered markets on three additional continents in the past twelve months. Through our business development activities around the world, we are confident that the urgent health

[1] See page 52 for a reconciliation of GAAP and non-GAAP results.

Improve well-being. Drive performance.

Healthways' purpose is to create a healthier world, one person at a time.

We want to change the way people feel, the way they work, the way their needs are understood, and the way they interact with family members, neighbors, providers, health plans, employers and policy makers.

It's not just an altruistic goal. It's an economic and social imperative. Well-being is neither a personal definition nor an isolated condition. It's also a statement of the readiness of all the parts of a community or nation to contribute to the whole. The costs of disease and unhealthy lifestyles can be counted in coins other than lives impacted and benefits paid. They can also be measured in lost workdays, reduced productivity, lost opportunity and diminished GDP.

Worse, this economic impact compounds over time and is expected to more than double over the next decade. Employers and policy makers, both domestically and abroad, are demanding solutions. The company able to provide them will gain commanding market share and a considerable competitive advantage.

Healthways believes when people feel good, they can do great things. When the potential of individuals is fully unleashed, we are all the beneficiaries.



"One of the things we pride ourselves on here in Iowa is the importance of relationships, trust, and open honest dialogue. We have developed a vision at Wellmark. We're very excited about that vision, and we're excited that Healthways shares that vision."

Dale Andringa, M.D.
Vice President & Chief Medical Officer, Wellmark Blue Cross, Blue Shield

we achieved a critical milestone with the launch of the Gallup-Healthways Well-Being Index™

care issues we address domestically are common to many other countries. We also completed our participation in the Medicare Health Support pilots during fiscal 2008. We do not yet know if the final reconciliation of our pilots will enable us to improve the net financial impact already recorded from the pilots or if evaluation of the pilots will lead to Phase II expansion by the Centers for Medicare and Medicaid Services. We do know that our experience in these pilots has already been applied to improve our performance in our German contract and in contracts serving Medicare Advantage populations domestically. Further, it is clear to us that any effective reform solution is going to focus on both prevention and chronic care management solutions. While we don't yet know what structure will emerge from the pending reform debate, we believe that we are optimally positioned to take advantage of the business growth opportunities resulting from the very real needs of Federal and state governments with respect to the nearly 75 million Medicare and Medicaid participants for whom they are responsible.

Third, we enhanced our value proposition during fiscal 2008 through further development and refinement of our WholeHealth solution. We achieved a critical milestone with the launch of the Gallup-Healthways Well Being Index. We expect to achieve new milestones beginning in 2009 through the migration of all our current-state business to our next generation technology platform. We also expect to sign our first WholeHealth contract that will include measures of improved productivity as part of targeted outcomes. This enhancement to our value proposition will further our ability to expand our domestic commercial business and our addressable markets.

Questions Asked and Answered – Given an economic environment unprecedented in recent history and an increasing number of entrants into the "prevention" and "disease management" space, many shareholders and industry analysts commonly ask us questions about our financial strength and liquidity, our short-term outlook and competitive threats.

With respect to our financial strength and liquidity, we completed fiscal 2008 in a strong financial position, reflected in the percentage of our debt to total capital of 49.6%. We supported our financial position with substantial cash flow from operations, which, at $105.3 million, was almost double net income for the fiscal year. The ratio of our debt to EBITDA for fiscal 2008 was 2.2 after repurchasing $94 million of our stock. Our planned capital expenditures for fiscal 2009 are relatively modest, following unusually high capital expenditures in fiscal 2008 of $82.5 million, which included approximately $40 million for four new call centers and our move into a new corporate headquarters. We believe our financial position and ongoing cash generation will enable us to continue to aggressively pursue our central growth initiatives.

While our visibility regarding the short-term impact of the current economic environment is limited, our domestic and international contract pipelines are active, and industry analysts expect employer health care costs to continue rising at a rate significantly higher than overall inflation in both 2009 and 2010. During fiscal 2008, our largest heath plan contract, accounting for approximately 20% of fiscal 2008 revenue, renewed early under essentially the same economic terms and conditions and extended the term of

Bridging to the future.

Fiscal 2008 was a difficult year. With global financial markets in turmoil, employers and institutions returned to a focus on core competencies and delayed strategic decision making and investment. November witnessed the beginning of regime change in Washington and the uncertainty that inevitably goes with it.

The financial system and government that emerges in the coming months may differ markedly from those of the past, but the goals of our health care system, communities and employers will remain: to lower costs, increase productivity, improve outcomes, expand value, enhance competitiveness and – in the end – help individuals feel good so they can do great.

Our ability to achieve those objectives will be felt across entire populations, but our fundamental and collective starting point will be far more humble. It all begins with the individual. People at home, in their communities and at work must be empowered, encouraged and emboldened to make the choices needed to advance themselves, their families and their nations. The conversation in this country and around the world must change. The debate can no longer focus wholly on medical care. It must also focus on the health and well-being of the whole person.

Progress will take courage. It will take vision. It will take leadership, innovation, science, discipline, perseverance and experience. In short, it will take Healthways. That is both our challenge and opportunity as we look to 2009 and beyond.



"Healthways really understands how to support behavior change on an individual level. As the first direct to consumer customer, I am thrilled with the customized attention to my needs. Healthways has helped me work towards my personal goals and I am already seeing the results."

Chris Sassouni
Direct to Consumer Customer

Healthways has the proven solutions to meet the market's needs

our relationship through February 2013. While we announced that one health plan accounting for approximately 3% of fiscal 2008 revenue will terminate at the end of December 2008, we have already renewed two of four other material health plan contracts up for renewal in 2009. The remaining two contracts totaled approximately 6% of fiscal 2008 revenue. We expect to have improved short-term visibility when we provide guidance for 2009 in February. We remain optimistic about our long-term prospects for growth domestically and internationally given both the increasing incidence and prevalence of disease and the increased risk associated with unhealthy life style choices.

We are also questioned about the competitive threat posed by new entrants to our industry and potential insourcing of our services by health plans. At the most basic level, our answer is that outcomes - the ability to improve health and lower costs at a large enough scale to matter - are the determining measure of success. Healthways has created an unsurpassed record of performance with regard to outcomes, and we are well positioned to continue raising the industry's performance bar with innovative solutions of increasing power, sophistication, breadth and integration. While we remain a leading provider of individual health, wellness and disease-specific programs, market demand for fully integrated solutions is undeniable. As the aggregate outcomes these solutions produce across given populations continue to become demonstrably more meaningful, we expect payers to increasingly recognize that our superior performance enhances their ability to create and sustain meaningful competitive advantage, whether their markets are regional, national or international in scope.

Closing Thoughts – Fiscal 2008 was a year of many challenges and much progress. Despite the current economic environment, we are confident that Healthways has the proven solutions that meet the market's needs today. We also expect to maintain our status as the industry leader in the future through the effective execution and delivery of solutions to meet the market's expanded objectives for tomorrow. We thank our colleagues throughout the Company for their resiliency under trying conditions and for their passionate commitment that has created our strong, differentiated market position. Through them, we will continue making the world a healthier place, one person at a time.

Sincerely,



Ben R. Leedle, Jr.
Chief Executive Officer

Selected Financial Data

Year ended and at August 31,	2008	2007	2006	2005	2004
(In thousands, except per share data)	(2)(3)	(2)(3)	(2)		
Operating Results: [1]					
Revenues	$ 736,243	$ 615,586	$ 412,308	$ 312,504	$ 245,410
Cost of services (exclusive of depreciation and amortization included below)	503,940	417,721	281,161	205,253	156,462
Selling, general and administrative expenses	71,342	67,352	44,417	28,418	23,686
Depreciation and amortization	47,479	37,044	24,517	22,408	18,450
Operating income	113,482	93,469	62,213	56,425	46,812
Interest expense	20,927	18,185	1,053	1,630	3,509
Income before income taxes	92,555	75,284	61,160	54,795	43,303
Income tax expense	37,740	30,163	24,009	21,711	17,245
Net income	$ 54,815	$ 45,121	$ 37,151	$ 33,084	$ 26,058
Basic income per share: [2]	$ 1.57	$ 1.29	$ 1.08	$ 1.00	$ 0.81
Diluted income per share: [2]	$ 1.50	$ 1.22	$ 1.02	$ 0.93	$ 0.75
Weighted average common shares and equivalents:					
Basic	34,977	35,049	34,348	33,241	32,264
Diluted	36,597	37,002	36,379	35,691	34,632
Balance Sheet Data: [1]					
Cash and cash equivalents	$ 35,242	$ 47,655	$ 154,792	$ 63,467	$ 45,147
Working capital	21,276	10,792	124,469	70,644	55,462
Total assets	906,813	828,845	382,386	270,954	253,449
Long-term debt	345,395	297,059	236	416	36,562
Other long-term liabilities	31,227	14,388	10,853	9,055	7,694
Stockholders' equity	354,334	362,750	274,873	206,930	155,435
Other Operating Data:					
Billed lives	31,700	27,400	2,426	1,883	1,335
Annualized revenue in backlog	$ 13,600	$ 39,900	$ 6,625	$ 32,578	$ 15,200

[1] Certain items in prior periods have been reclassified to conform to current classifications.

[2] Includes $18.1 million, $21.0 million, and $15.3 million in fiscal 2008, 2007, and 2006, respectively, of costs related to equity-based awards expensed under Statement of Financial Accounting Standards ("SFAS") No. 123(R) and cash-based awards issued in lieu of equity-based awards that were historically granted to certain levels of management. These cash-based awards are a result of changes in the design of the Company's long-term incentive compensation program in preparation for adopting SFAS No. 123(R) on September 1, 2005.

[3] Includes operating results, balance sheet data, and other operating data of Axia Health Management, Inc. since the date of the acquisition, which was December 1, 2006.

Management's Discussion and Analysis of Financial Condition and Results of Operation

Overview

Founded in 1981, Healthways, Inc. (the "Company") provides specialized, comprehensive Health and Care Support℠ solutions to help people maintain or improve their health and, as a result, reduce both direct healthcare costs and costs associated with the loss of health-related employee productivity.

Designed to provide highly specific and personalized interventions for each individual in a population, irrespective of health status, age, or payor, our evidence-based services are made available to consumers by phone, mail, internet, and face-to-face interactions. To expand our Health Support offerings, on December 1, 2006, we acquired Axia Health Management, Inc. ("Axia"), a national provider of health and wellness programs.

We deliver our programs to customers, which include health plans, governments, employers, and hospitals, in all 50 states, the District of Columbia, and Puerto Rico. We began delivering our Health and Care Support programs in Germany and Brazil in January 2008 and June 2008, respectively. Our services include:

- fostering wellness and disease prevention through total population screening, health risk assessments, and supportive interventions;
- providing access to health improvement programs such as fitness, weight management, complementary and alternative medicine and smoking cessation;
- promoting the reduction of lifestyle behaviors that lead to poor health or chronic conditions;
- providing educational materials and personal interactions with highly trained nurses and other healthcare professionals that are designed to create and sustain healthier behaviors to members with chronic conditions;
- incorporating current evidence-based clinical guidelines into interventions to optimize patient health outcomes;
- developing Care Support plans and motivating members to set attainable goals for themselves;
- providing local market resources to address acute episodic interventions;
- coordinating members' care with their healthcare providers; and
- providing software licensing and management consulting in support of health and care support services.

Our programs focus on prevention, education, physical fitness, health coaching, behavior change and evidence-based interventions to drive adherence to proven standards of care, medication regimens and physicians' plans of care. The programs are designed to support better health and assist in providing more effective care, which we believe will optimize the health status of member populations and reduce both the short-term and long-term direct healthcare costs for participants, including costs associated with the loss of health-related employee productivity.

Health and Care Support services enable health plans and employers to reach and engage everyone in their covered populations through interventions that are both sensitive to and specific to each individual's health risks and needs. Health Support products are designed to motivate people to make positive lifestyle changes and accomplish individual goals, such as becoming more physically active through the Healthways SilverSneakers® Fitness Program, staying fit using on-line tools and a vast network of fitness centers, and quitting smoking through an on-line smoking cessation community, QuitNet®. The Care Support product line includes programs for people with chronic diseases or persistent conditions, including diabetes, coronary artery disease, heart failure, asthma, chronic obstructive pulmonary disease, end-stage renal disease, cancer, chronic kidney disease, depression, high-risk obesity, metabolic syndrome, acid-related stomach disorders, atrial fibrillation, decubitus ulcer, fibromyalgia, hepatitis C, inflammatory bowel disease, irritable bowel syndrome, low-back pain, osteoarthritis, osteoporosis, and urinary incontinence. We also provide high-risk care management through our StatusOne® product for members at risk for hospitalization due to complex conditions. We believe that creating real and sustainable behavior change generates measurable long-term cost savings.

Predicated on the fundamental belief that healthier people cost less and are more productive, Healthways' programs are designed to help keep healthy individuals healthy, mitigate and delay the progression to disease associated with family or lifestyle risk factors, and promote the best possible health habits for those who are already affected by disease. At the same time, we recognize that each individual plays a variety of roles in his or her pursuit of health, often simultaneously. By providing the full spectrum of Health and Care Support services to meet each individual's needs, we believe that our interventions can be delivered both at scale and in a manner that reflects the unique needs of each consumer over time. Further, Healthways' extensive and fully accredited complementary and alternative provider network offers convenient access to the significant number of individuals who seek health services outside of the traditional healthcare system.

Highlights of Fiscal 2008 Performance

- Revenues for fiscal 2008, which included a full year of operations related to the acquisition of Axia on December 1, 2006, increased 19.6% over fiscal 2007, which included nine months of operations related to the Axia acquisition.
- Net income for fiscal 2008, which included a full year of operations related to the acquisition of Axia, increased 21.5% over fiscal 2007, which included nine months of operations related to the Axia acquisition.

Recent Developments

In August 2008, our Board of Directors approved a change in our fiscal year-end from August 31 to December 31. Accordingly, our next full fiscal year will begin on January 1, 2009 following a four-month transition period ending December 31, 2008. We will file a report covering the transition period on Form 10-QT.

We also recently began a process to streamline our management structure to deliver more effectively on our existing business and to better support our next generation of fully integrated solutions. We expect this process to be substantially complete by the end of calendar year 2008. We expect to incur a significant amount of costs related to this process, such as severance and other related restructuring charges. We expect the process to be largely completed by December 31, 2008.

Forward-Looking Statements

Management's Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements, which are based upon current expectations and involve a number of risks and uncertainties. Forward-looking statements include all statements that do not relate solely to historical or current facts, and can be identified by the use of words like "may," "believe," "will," "expect," "project," "estimate," "anticipate," "plan," or "continue." In order for us to use the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, we caution you that the following important factors, among others, may affect these forward-looking statements. Consequently, actual operations and results may differ materially from those expressed in the forward-looking statements.

The important factors include but are not limited to:

- our ability to sign and implement new contracts for Health and Care Support solutions;
- our ability to accurately forecast performance and the timing of revenue recognition under the terms of our customer contracts ahead of data collection and reconciliation in order to provide forward-looking guidance;
- the effect of any new or proposed legislation, regulations and interpretations relating to the Medicare Prescription Drug, Improvement, and Modernization Act of 2003, including the potential expansion to Phase II for Medicare Health Support programs and any legislative or regulatory changes with respect to Medicare Advantage;

- our ability to reach mutual agreement with CMS with respect to results necessary to achieve success as defined under Phase I of Medicare Health Support;
- our ability to anticipate the rate of market acceptance of Health and Care Support solutions and the individual market dynamics in potential international markets;
- our ability to accurately forecast the costs necessary to implement our strategy of establishing a presence in international markets;
- the risks associated with foreign currency exchange rate fluctuations and our ability to hedge against such fluctuations;
- the potential adverse effects of additional regulatory requirements imposed by foreign governments and other regulatory bodies;
- our ability to effectively manage any growth that we might experience;
- our ability to retain existing health plan customers if they decide to take programs in-house or are acquired by other health plans which already have or are not interested in Health and Care Support programs;
- the risks associated with a significant concentration of our revenues with a limited number of customers;
- our ability to effect cost savings and clinical outcomes improvements under Health and Care Support contracts and reach mutual agreement with customers with respect to cost savings, or to effect such savings and improvements within the time frames contemplated by us;
- our ability to achieve estimated annualized revenue in backlog in the manner and within the timeframe we expect, which is based on certain estimates regarding the implementation of our services;
- our ability and/or the ability of our customers to enroll participants in our Health and Care Support programs in a manner and within the timeframe anticipated by us;
- our ability to collect contractually earned performance incentive bonuses;
- the ability of our customers to provide timely and accurate data that is essential to the operation and measurement of our performance under the terms of our contracts;
- our ability to favorably resolve contract billing and interpretation issues with our customers;
- our ability to service our debt and make principal and interest payments as those payments become due;
- the risks associated with changes in macroeconomic conditions, which may reduce the demand and/or the timing of purchases for our services from customers or potential customers, reduce the number of covered lives of our existing customers, restrict our ability to obtain additional financing, or impact the availability of credit under our Third Amended Credit Agreement;
- counterparty risk associated with our interest rate swap agreements;
- our ability to integrate the operations and technology platforms of Axia and other acquired businesses or technologies into our business;
- our ability to develop new products and deliver outcomes on those products, including those anticipated from our strategic relationship with Medco, Inc.;
- our ability to effectively integrate new technologies and approaches, such as those encompassed in our Health and Care Support initiatives or otherwise licensed or acquired by us, into our Health and Care Support platform;
- our ability to renew and/or maintain contracts with our customers under existing terms or restructure these contracts on terms that would not have a material negative impact on our results of operations;

- our ability to implement our Health and Care Support strategy within expected cost estimates;
- our ability to obtain adequate financing to provide the capital that may be necessary to support the growth of our operations and to support or guarantee our performance under new contracts;
- unusual and unforeseen patterns of healthcare utilization by individuals with diabetes, cardiac, respiratory and/or other diseases or conditions for which we provide services;
- the ability of our customers to maintain the number of covered lives enrolled in the plans during the terms of our agreements;
- our ability to attract and/or retain and effectively manage the employees required to operate our business;
- the impact of litigation involving us and/or our subsidiaries;
- the impact of future state, federal, and international health care and other applicable legislation and regulations on our ability to deliver our services and on the financial health of our customers and their willingness to purchase our services;
- current geopolitical turmoil and the continuing threat of domestic or international terrorism;
- general worldwide and domestic economic conditions and stock market volatility; and
- other risks detailed in the Company's other filings with the Securities and Exchange Commission.

We undertake no obligation to update or revise any such forward-looking statements.

Critical Accounting Policies

We describe our accounting policies in Note 1 of the Notes to the Consolidated Financial Statements. We prepare the consolidated financial statements in conformity with U.S. generally accepted accounting principles, which require us to make estimates and judgments that affect the reported amounts of assets and liabilities and related disclosures at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

We believe the following accounting policies are the most critical in understanding the estimates and judgments that are involved in preparing our financial statements and the uncertainties that could impact our results of operations, financial condition and cash flows.

Revenue Recognition

We generally determine our contract fees by multiplying a contractually negotiated rate per member per month ("PMPM") by the number of members covered by our services during the month. We typically set the PMPM rates during contract negotiations with customers based on the value we expect our programs to create and a sharing of that value between the customer and the Company. In addition, some of our services are billed on a fee for service basis.

Our contracts with health plans generally range from three to five years with provisions for subsequent renewal; contracts with self-insured employers, either directly or through their health plans, typically have one to three-year terms. Some contracts allow the customer to terminate early.

Some of our contracts provide that a portion (up to 100%) of our fees may be refundable to the customer ("performance-based") if our programs do not achieve, when compared to a baseline year, a targeted percentage reduction in the customer's healthcare costs and selected clinical and/or other criteria that focus on improving the health of the members. Approximately 4% of revenues recorded during fiscal 2008 were performance-based and were subject to final reconciliation as of August 31, 2008. We anticipate that this percentage will fluctuate due to the level of performance-based fees in new contracts, revenue recognition associated with performance-based fees, and the timing of data reconciliation, which varies according to contract terms. A limited number of contracts also provide opportunities for us to receive incentive bonuses in excess of the contractual PMPM rate if we exceed contractual performance targets.

We generally bill our customers each month for the entire amount of the fees contractually due for the prior month's enrollment, which typically includes the amount, if any, that is performance-based and may be subject to refund should we not meet performance targets. Deferred revenues arise from contracts which permit upfront billing and collection of fees covering the entire contractual service period, generally 12 months. Contractually, we cannot bill for any incentive bonus until after contract settlement. Fees for service are typically billed in the month after the services are provided.

We recognize revenue as follows: 1) we recognize the fixed portion of PMPM fees and fees for service as revenue during the period we perform our services; 2) we recognize the performance-based portion of the monthly fees based on the most recent assessment of our performance, which represents the amount that the customer would legally be obligated to pay if the contract were terminated as of the latest balance sheet date; and 3) we recognize additional incentive bonuses based on the most recent assessment of our performance, to the extent we consider such amounts collectible.

We assess our level of performance for our contracts based on medical claims and other data that the customer is contractually required to supply. A minimum of four to six months' data is typically required for us to measure performance. In assessing our performance, we may include estimates such as medical claims incurred but not reported and a medical cost trend compared to a baseline year. In addition, we may also provide contractual reserves, when appropriate, for billing adjustments at contract reconciliation.

Substantially all of the fees under the Medicare Health Support pilots in which we participated were performance-based. Our original cooperative agreements required that, by the end of the third year, we achieve a cumulative net savings (total savings for the intervention population as compared to the control group less fees received from CMS) of 5.0%. Under an amendment to our agreement for our stand-alone Medicare Health Support pilot in Maryland and the District of Columbia, we began serving a "refresh population" of approximately 4,500 beneficiaries on August 1, 2006, which was measured as a separate cohort for two years, by the end of which the program was required to achieve a 2.5% cumulative net savings when compared to a new control cohort. In April 2008, we signed an amendment to our Medicare Health Support protocol with CMS, which changed the financial performance target for both the initial cohort and the refresh population to budget neutrality. Although we receive the medical claims and other data associated with the intervention group under these pilots on a monthly basis, we assess our performance against the control group under these pilots based on quarterly summary performance reports received from CMS' independent financial reconciliation contractor. As of August 31, 2008, we had recognized $7.5 million of performance-based fees under the Medicare Health Support pilots, and contract billings in excess of earned revenue totaled $58.6 million. Under the terms of our Cooperative Agreement with CMS, we expect to receive the final quarterly summary performance report from CMS' independent financial reconciliation contractor in the first half of calendar 2009. While the Cooperative Agreement allows for a 30-day reconciliation period upon receipt of the final quarterly summary performance report, we cannot assure you that we will be able to reach a final settlement within this timeframe.

If data is insufficient or incomplete to measure performance, or interim performance measures indicate that we are not meeting performance targets, we do not recognize performance-based fees subject to refund as revenues but instead record them in a current liability account entitled "contract billings in excess of earned revenue." Only in the event we do not meet performance levels by the end of the measurement period, typically one year, are we contractually obligated to refund some or all of the performance-based fees. We would only reverse revenues that we had already recognized if performance to date in the measurement period, previously above targeted levels, subsequently dropped below targeted levels. Historically, any such adjustments have been immaterial to our financial condition and results of operations.

During the settlement process under a contract, which generally occurs six to eight months after the end of a contract year, we settle any performance-based fees and reconcile healthcare claims and clinical data. As of August 31, 2008, performance-based fees that have not yet been settled with our customers but that have been recognized as revenue in the current and prior years totaled approximately $49.2 million. Of this amount, $7.5 million was based on calculations which include estimates such as medical claims incurred but not reported and/or the customer's medical cost trend compared to a baseline year, while $41.7 million was based entirely on actual data received from our customers. Data reconciliation differences, for which we provide contractual allowances until we reach agreement with respect to identified issues, can arise between the customer and us due to customer data deficiencies, omissions, and/or data discrepancies.

Performance-related adjustments (including any amounts recorded as revenue that were ultimately refunded), changes in estimates, data reconciliation differences, or adjustments to incentive bonuses may cause us to recognize or reverse revenue in a current fiscal year that pertains to services provided during a prior fiscal year. During fiscal 2008, we recognized a net increase in revenue of $7.4 million that related to services provided prior to fiscal 2008.

Impairment of Intangible Assets and Goodwill

In accordance with SFAS No. 142 "Goodwill and Other Intangible Assets," we review goodwill for impairment on an annual basis or more frequently whenever events or circumstances indicate that the carrying value may not be recoverable.

If we determine that the carrying value of goodwill is impaired based upon an impairment review, we calculate any impairment using a fair-value-based goodwill impairment test as required by SFAS No. 142. Fair value is the amount at which the asset could be bought or sold in a current transaction between two willing parties. We estimate fair value using a number of techniques, including quoted market prices, present value techniques based on estimates of cash flows, or multiples of earnings or revenues performance measures.

We amortize other identifiable intangible assets, such as acquired technologies and customer contracts, on the straight-line method over their estimated useful lives, except for certain trade names, which have an indefinite life and are not subject to amortization. We review intangible assets not subject to amortization on an annual basis or more frequently whenever events or circumstances indicate that the assets might be impaired. We assess the potential impairment of intangible assets subject to amortization whenever events or changes in circumstances indicate that the carrying values may not be recoverable.

If we determine that the carrying value of other identifiable intangible assets may not be recoverable, we calculate any impairment using an estimate of the asset's fair value based on the projected net cash flows expected to result from that asset, including eventual disposition.

Future events could cause us to conclude that impairment indicators exist and that goodwill and/or other intangible assets associated with our acquired businesses are impaired. Any resulting impairment loss could have a material adverse impact on our financial condition and results of operations.

Income Taxes

SFAS No. 109, "Accounting for Income Taxes," establishes financial accounting and reporting standards for the effect of income taxes. The objectives of accounting for income taxes are to recognize the amount of taxes payable or refundable for the current year and deferred tax liabilities and assets for the future tax consequences of events that have been recognized in an entity's financial statements or tax returns. SFAS No. 109 requires significant judgment in determining income tax provisions, including determination of deferred tax assets, deferred tax liabilities, and any valuation allowances that might be required against deferred tax assets, and in evaluating tax positions.

Accruals for uncertain tax positions are provided for in accordance with the requirements of Financial Accounting Standards Board ("FASB") Interpretation ("FIN") No. 48, "Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109". Under FIN No. 48, we may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. FIN No. 48 also provides guidance on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and income tax disclosures. Judgment is required in assessing the future tax consequences of events that have been recognized in our financial statements or tax returns. Variations in the actual outcome of these future tax consequences could materially impact our financial position, results of operations, or cash flows.

Share-Based Compensation

In accordance with SFAS No. 123(R), "Share-Based Payment," we measure and recognize compensation expense for all share-based payment awards based on estimated fair values at the date of grant. Determining the fair value of share-based awards at the grant date requires judgment in developing assumptions, which involve a number of variables. These variables include, but are not limited to, the expected stock price volatility over the term of the awards and expected stock option exercise behavior. In addition, we also use judgment in estimating the number of share-based awards that are expected to be forfeited.

Business Strategy

Our primary strategy is to optimize the health of entire populations, as well as the quality and affordability of healthcare, through our Health and Care Support solutions both domestically and internationally, thereby creating value for individuals, health plans, governments, and employers. We plan to continue using our scalable state-of-the-art call centers, medical information content, behavior change processes and techniques, strategic relationships, health provider networks and proprietary technologies to gain a competitive advantage in delivering our Health and Care Support services.

We continue to see increasing demand for integrated Health and Care Support solutions from self-insured employers. As a result, we expect to continue adding and enhancing solutions to extend our reach and effectiveness for entire populations. The flexibility of our programs allows customers to enter the Health and Care Support market at the level of services that they deem appropriate for their organization. Customers may select from a single Health or Care Support program to a total-population approach, in which all members of the customer's population are eligible to receive the benefit of our programs.

We deliver programs that engage consumers in their health. We believe that we can achieve health improvements and generate significant cost savings and productivity improvements by addressing consumer and customer needs for effective programs that support the individual throughout his or her lifetime.

We anticipate that we will continue to enhance, expand and further integrate our Health and Care Support capabilities, pursue opportunities in domestic government and international markets, and enhance our information technology support. We may add some of these new capabilities and technologies through internal development, strategic alliances with other entities and/or through selective acquisitions or investments.

Management's Discussion and Analysis of Financial Condition and Results of Operation

Results of Operations

The following table shows the components of the statements of operations for the fiscal years ended August 31, 2008, 2007, and 2006 expressed as a percentage of revenues.

Year ended August 31,	2008	2007	2006
Revenues	**100.0%**	100.0%	100.0 %
Cost of services (exclusive of depreciation and amortization included below)	**68.4%**	67.9%	68.2 %
Selling, general and administrative expenses	**9.7%**	10.9%	10.8 %
Depreciation and amortization	**6.4%**	6.0%	5.9 %
Operating income [(1)]	**15.4%**	15.2%	15.1 %
Interest expense	**2.8%**	3.0%	0.3 %
Income before income taxes	**12.6%**	12.2%	14.8 %
Income tax expense	**5.1%**	4.9%	5.8 %
Net income [(1)]	**7.4%**	7.3%	9.0 %

[(1)] Figures may not add due to rounding.

Revenues

Revenues for fiscal 2008 increased $120.7 million, or 19.6%, over fiscal 2007 primarily due to the acquisition of Axia on December 1, 2006. The remainder of the increase is primarily due to the following:

- $35.8 million due to the addition of new customers, new programs with existing customers, or the expansion of existing programs into additional populations with existing customers since the beginning of fiscal 2007; and
- $23.0 million due to increased membership in customers' existing programs.

These increases were partially offset by decreases in revenues of $26.5 million related to contract terminations and restructurings with certain customers.

Revenues for fiscal 2007 increased 49.3% over fiscal 2006 primarily due to the following:

- revenues of $136.5 million attributable to the acquisition of Axia on December 1, 2006;
- an increase in the number of self-insured employer billed lives for Care Support programs on behalf of our health plan customers from 954,000 at August 31, 2006 to 1,633,000 at August 31, 2007;
- the addition of new Care Support programs or expansion of existing programs into additional populations with eight existing customers since the beginning of fiscal 2006; and
- the commencement of ten new Care Support contracts since the beginning of fiscal 2006.

These increases were slightly offset by decreases in fiscal 2007 revenues compared to fiscal 2006 due to the following:

- contract terminations with certain customers, the largest of which we began providing services to again on October 1, 2007; and
- decreased revenues associated with the Medicare Health Support pilots. Due primarily to an increasing cumulative net savings

target over the term of the pilots, during fiscal 2007 cumulative savings fell below the cumulative net savings target, resulting in a reversal of $4.4 million in performance-based revenues.

We anticipate that revenues for fiscal 2009 will not increase significantly, and could decrease, over fiscal 2008 revenues primarily due to contract restructurings and terminations with certain customers that may more than offset revenue increases from new or existing customers.

Cost of Services

Cost of services (excluding depreciation and amortization) as a percentage of revenues for fiscal 2008 increased to 68.4% compared to 67.9% for fiscal 2007, primarily due to the following:

- an increased portion of our revenue growth generated by fitness center programs, which typically have a higher cost of services as a percentage of revenue than our other programs; and
- an increase in the level of employee bonus provision during fiscal 2008 compared to fiscal 2007 based on the Company's financial performance against established internal targets during these periods.

These increases were partially offset by a decrease in cost of services as a percentage of revenues due to decreased costs during fiscal 2008 related to the two Medicare Health Support pilots in which we participated, which ended in January 2008 and July 2008, respectively.

Cost of services (excluding depreciation and amortization) as a percentage of revenues for the three months ended August 31, 2008 was 66.0% compared to an average of 69.4% for the first three quarters of fiscal 2008, primarily due to a decrease in salaries and benefits during the fourth quarter of fiscal 2008 related to capacity consolidation in May 2008 through August 2008.

Cost of services (excluding depreciation and amortization) as a percentage of revenues decreased to 67.9% for fiscal 2007 compared to 68.2% for fiscal 2006. The decrease is primarily due to the following:

- a decrease in the level of employee bonus provision due to the Company's financial performance not meeting its established internal targets; and
- a decrease in professional consulting fees related to information technology initiatives.

These decreases were partially offset by increases in cost of services as a percentage of revenues for fiscal 2007 compared to fiscal 2006 related to the following:

- increased costs related to the Medicare Health Support pilots, primarily due to 1) additional costs related to the timing of the pilot in Georgia in collaboration with CIGNA, which we began serving during the first quarter of fiscal 2006; 2) enhanced interventions to focus on the special needs of this population; and 3) additional costs related to the refresh population, which we began serving on August 1, 2006;
- the acquisition of Axia, which has somewhat higher cost of services as a percentage of revenues due to the nature of Health Support services, as well as the related integration costs; and
- an increase in salary and benefit expense, primarily related to organizational design changes in our field support and operations structure.

While we believe cost of services as a percentage of revenues will remain generally consistent in the long term with historical percentages, we anticipate that cost of services as a percentage of revenues will increase during the four-month transition period primarily due to costs associated with the aforementioned streamlining of our management structure and other related restructuring initiatives.

Selling, General and Administrative Expenses

Selling, general and administrative expenses as a percentage of revenues decreased to 9.7% for fiscal 2008 compared to 10.9% for fiscal 2007, primarily due to the following:

- efficiencies from the integration of the Axia acquisition; and
- our ability to more effectively leverage our selling, general and administrative expenses as a result of growth in our operations.

These decreases were somewhat offset by an increase in selling, general and administrative expenses as a percentage of revenues for fiscal 2008 compared to fiscal 2007 related to relocating to and operating our new corporate headquarters during fiscal 2008.

Selling, general and administrative expenses as a percentage of revenues increased to 10.9% for fiscal 2007 compared to 10.8% for fiscal 2006, primarily due to the following:

- an increase in salaries and benefits related to changes in our infrastructure to support anticipated future growth;
- an increase in professional consulting fees related to certain strategic initiatives; and
- integration costs related to the acquisition of Axia.

These increases were somewhat offset by a decrease in selling, general and administrative expenses as a percentage of revenues for fiscal 2007 compared to fiscal 2006 related to the following:

- a decrease in the level of employee bonus provision due to the Company not meeting its internal incentive targets; and
- the acquisition of Axia, which had somewhat lower selling, general and administrative expenses as a percentage of revenues due to the nature of Health Support services.

While we believe selling, general and administrative expenses as a percentage of revenues will remain generally consistent in the long term with historical percentages, we anticipate that selling, general and administrative expenses as a percentage of revenues will increase during the four-month transition period primarily due to costs associated with the aforementioned streamlining of our management structure and other related restructuring initiatives.

Depreciation and Amortization

Depreciation and amortization expense increased 28.2% for fiscal 2008 compared to fiscal 2007, primarily due to the following:

- increased depreciation expense resulting from capital expenditures on computer software development, which we made to enhance our information technology capabilities;
- depreciation and amortization expense associated with the depreciable assets and identifiable intangible assets recorded in connection with the Axia acquisition on December 1, 2006; and
- increased amortization expense associated with patents which were acquired in August 2007.

Depreciation and amortization expense for fiscal 2007 increased 51.1% compared to fiscal 2006, primarily due to the following:

- depreciation and amortization expense associated with the depreciable assets and preliminary identifiable intangible assets recorded in connection with the Axia acquisition on December 1, 2006; and
- increased depreciation expense associated with capital expenditures to enhance our information technology capabilities, to relocate our Phoenix call center, and expand our calling capacity at existing call centers.

We anticipate that depreciation and amortization expense for fiscal 2009 will increase over fiscal 2008 primarily as a result of additional capital expenditures made during fiscal 2008 associated with our new corporate headquarters, the opening of four new call centers, and growth and improvement in our information technology capabilities.

Interest Expense

Interest expense for fiscal 2008 increased $2.7 million compared to fiscal 2007, primarily related to increased interest expense during the three months ended November 30, 2007 compared to the three months ended November 30, 2006 due to borrowings under the Third Amended Credit Agreement related to the acquisition of Axia on December 1, 2006. This increase was somewhat offset by a decrease in interest expense from lower average interest rates during fiscal 2008 compared to fiscal 2007.

Interest expense for fiscal 2007 increased $17.1 million compared to fiscal 2006, primarily due to borrowings under the Third Amended and Restated Revolving Credit and Term Loan Agreement (the "Third Amended Credit Agreement") related to the acquisition of Axia on December 1, 2006.

As discussed in "Liquidity and Capital Resources" below, a significant portion of our long-term debt is subject to fixed interest rate swap agreements; however, due to current economic conditions that have created uncertainty and credit constraints in the markets, we cannot predict the impact that potential changes in interest rates will have on our variable rate debt.

Income Tax Expense

Our effective tax rate increased to 40.8% for fiscal 2008 compared to 40.1% for fiscal 2007, primarily due to the impact of interest accruals related to unrecognized tax benefits included in our income tax provision for fiscal 2008. The differences between the statutory federal income tax rate of 35.0% and our effective tax rate are due primarily to the impact of state income taxes, the lack of tax benefit on certain expenses incurred in international initiatives, the tax interest accruals described above, and certain non-deductible expenses for income tax purposes.

Our effective tax rate increased to 40.1% for fiscal 2007 compared to 39.3% for fiscal 2006, primarily due to the lack of tax benefit on certain expenses incurred in international initiatives, somewhat offset by a reduction in our average state income tax rate, which is impacted by our geographic mix of earnings. The differences between the statutory federal income tax rate of 35.0% and our effective tax rate are due primarily to the impact of state income taxes, the lack of tax benefit on certain expenses incurred in international initiatives, and certain non-deductible expenses for income tax purposes.

We anticipate that our effective tax rate for fiscal 2009 will not change significantly from fiscal 2008; however, we continue to evaluate the impact on our effective tax rate of both international operations and any future adjustments related to uncertain tax positions.

Liquidity and Capital Resources

Cash and cash equivalents decreased $12.4 million during fiscal 2008 to $35.2 million at August 31, 2008 from $47.7 million at August 31, 2007. Operating activities for fiscal 2008 generated cash of $105.3 million compared to $107.3 million for fiscal 2007. The decrease in operating cash flow resulted primarily from the following:

- an increase in days' sales outstanding in accounts receivable to 55 days at August 31, 2008 from 43 days at August 31, 2007 primarily due to timing of cash receipts from several large customers; and
- a decrease in cash collections recorded to contract billings in excess of earned revenue, primarily related to the Medicare Health Support pilots.

These decreases were somewhat offset by increases in operating cash flow primarily related to the following:

- a lower employee bonus payment during fiscal 2008 compared to fiscal 2007;
- an increase in interest payments during fiscal 2008 compared to fiscal 2007, primarily due to a full year of borrowings under the Third Amended Credit Agreement related to the acquisition of Axia on December 1, 2006; and
- lease incentives received during fiscal 2008, primarily related to our new corporate headquarters.

Investing activities during fiscal 2008 used $86.7 million in cash and consisted primarily of purchases of property and equipment.

Financing activities during fiscal 2008 used $31.1 million in cash primarily for repurchases of our common stock and repayments on borrowings under the Third Amended Credit Agreement. These uses were somewhat offset by additional borrowings under the Third Amended Credit Agreement.

On December 1, 2006, we entered into the Third Amended Credit Agreement. The Third Amended Credit Agreement provides us with a $400.0 million revolving credit facility, including a swingline sub facility of $10.0 million and a $75.0 million sub facility for letters of credit, a $200.0 million term loan facility, and an uncommitted incremental accordion facility of $200.0 million. As of August 31, 2008, availability under our revolving credit facility totaled $247.9 million.

Revolving advances under the Third Amended Credit Agreement generally bear interest, at our option, at 1) LIBOR plus a spread of 0.875% to 1.750% or 2) the greater of the federal funds rate plus 0.5%, or the prime rate, plus a spread of 0.000% to 0.250%. Term loan borrowings bear interest, at our option, at 1) LIBOR plus 1.50% or 2) the greater of the federal funds rate plus 0.5%, or the prime rate. The Third Amended Credit Agreement also provides for a fee ranging between 0.150% and 0.300% of unused commitments. The Third Amended Credit Agreement is secured by guarantees from most of the Company's domestic subsidiaries and by security interests in substantially all of the Company's and such subsidiaries' assets.

We are required to repay outstanding revolving loans on the revolving commitment termination date, which is December 1, 2011. We are required to repay term loans in quarterly principal installments aggregating $0.5 million each, which commenced on March 31, 2007, and the entire unpaid principal balance of the term loans is due and payable at maturity on December 1, 2013.

The Third Amended Credit Agreement contains various financial covenants, which require us to maintain, as defined, ratios or levels of 1) total funded debt to EBITDA, 2) fixed charge coverage, and 3) net worth. The Third Amended Credit Agreement also restricts the payment of dividends and limits the amount of repurchases of the Company's common stock. As of August 31, 2008, we were in compliance with all of the covenant requirements of the Third Amended Credit Agreement.

As of August 31, 2008, we are currently a party to the following interest rate swap agreements for which we receive a variable rate of interest based on the three-month LIBOR and for which we pay the following fixed rates of interest plus a spread of 0.875% to 1.750% on revolving advances and a spread of 1.50% on term loan borrowings:

Swap #	Notional Amount in ($000's)	Fixed Interest Rate	Termination Date
1	$ 230,000	4.995%	March 31, 2010 [1]
2	40,000	3.987%	December 31, 2009
3	40,000	3.433%	December 30, 2011
4	50,000	3.688%	December 30, 2011 [2]
5	40,000	3.855%	December 30, 2011 [3]
6	30,000	3.760%	March 30, 2011 [4]

[1] The principal value of this swap arrangement amortizes over a 39-month period. The notional value of this swap as of August 31, 2008 was $150 million.
[2] This swap agreement becomes effective April 1, 2009.
[3] This swap agreement becomes effective October 1, 2009.
[4] This swap agreement becomes effective January 2, 2010.

We currently believe that we meet the hedge accounting criteria under SFAS No. 133 in accounting for these interest rate swap agreements.

We believe that cash flows from operating activities, our available cash, and our expected available credit under the Third Amended Credit Agreement will continue to enable us to meet our contractual obligations and to fund our current operations for the foreseeable future. However, if our operations require significant additional financing resources, such as capital expenditures for technology improvements, additional call centers and/or letters of credit or other forms of financial assurance to guarantee our performance under the terms of new contracts, or if we are required to refund performance-based fees pursuant to contract terms, we may need to raise additional capital by expanding our existing credit facility and/or issuing debt or equity. If we face a limited ability to arrange such financing, it may restrict our ability to effectively operate our business. Current economic conditions, including turmoil and uncertainty in the financial services industry, have created constraints on liquidity and the ability to obtain credit in the markets. Should the credit markets not improve, we cannot assure you that we would be able to secure additional financing if needed and, if such funds were available, whether the terms or conditions would be acceptable to us.

If contract development accelerates or acquisition opportunities arise, we may need to issue additional debt or equity to provide the funding for these increased growth opportunities. We may also issue equity in connection with future acquisitions or strategic alliances. We cannot assure you that we would be able to issue additional debt or equity on terms that would be acceptable to us.

In July 2007, our Board of Directors authorized a share repurchase program which allowed for the repurchase of up to $100 million of our common stock from time to time in the open market or in privately negotiated transactions through July 5, 2009. As of August 31, 2008, we had repurchased the full $100 million of our common stock authorized under the share repurchase program.

Contractual Obligations

The following schedule summarizes our contractual cash obligations by the indicated period as of August 31, 2008:

Payments Due By Year Ended August 31,	2009	2010 - 2011	2012 - 2013	2014 and After	Total
(In $000s)					
Capital lease obligations	$ 48	$ —	$ —	$ —	$ 48
Deferred compensation plan payments	2,664	1,573	528	5,837	10,602
Long-term debt [1]	20,702	36,182	172,755	189,065	418,704
Operating lease obligations	12,916	24,596	19,454	59,189	116,155
Purchase obligations	2,383	—	—	—	2,383
Other long-term liabilities [2]	—	136	158	—	294
Other contractual cash obligations [3]	8,716	13,751	7,386	19,333	49,186
Total contractual cash obligations	$ 47,429	$ 76,238	$ 200,281	$ 273,424	$ 597,372

[1] Includes scheduled principal payments, repayment of outstanding revolving loans, and estimated interest payments on outstanding borrowings under the Third Amended Credit Agreement.

[2] We have excluded long-term liabilities and interest payable of $2.4 million and $1.5 million, respectively, related to FIN No. 48. We are unable to reasonably estimate the timing of these payments in individual years due to uncertainties in the timing of effective settlement of tax positions.

[3] Other contractual cash obligations primarily represent a perpetual license agreement and 25-year strategic relationship agreement that we entered into during the second quarter of fiscal 2008. We have total contractual cash obligations of $45.0 million related to these agreements, $25.0 million of which will occur ratably during the first five years of the agreements, and the remaining $20.0 million of which will occur ratably over the last 20 years of the agreements. The table also includes cash payments in connection with our strategic alliance agreements, excluding certain variable costs related to one strategic alliance that are based on the number of future eligible members.

Recently Issued Accounting Standards

Fair Value Measurement

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurement," which provides guidance for using fair value to measure assets and liabilities, including a fair value hierarchy that prioritizes the information used to develop fair value assumptions. It also requires expanded disclosure about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings. The standard applies whenever other standards require (or permit) assets or liabilities to be measured at fair value and does not expand the use of fair value in any new circumstances. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years.

In February 2008, the FASB issued FSP FAS No. 157-2, "Effective Date of FASB Statement No. 157", which defers by one year the effective date of the provisions of SFAS No. 157 for non-recurring, nonfinancial assets and nonfinancial liabilities to fiscal years beginning after November 15, 2008. We do not expect the adoption of SFAS No. 157 to have a material impact on our financial position or results of operations.

Fair Value Option for Financial Assets and Financial Liabilities

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115." SFAS No. 159 provides entities with the one-time option to measure financial instruments and certain other items at fair value, with changes in fair value recognized in earnings as they occur. The fair value option may be applied instrument by instrument (with a few exceptions), is irrevocable, and must be applied to entire instruments and not to portions of an instrument. SFAS No. 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007. We do not expect the adoption of SFAS No. 159 to have a material impact on our financial position or results of operations.

Business Combinations

In December 2007, the FASB issued SFAS No. 141(R), "Business Combinations". This statement expands the definition of a business and a business combination and generally requires the acquiring entity to recognize all of the assets and liabilities of the acquired business, regardless of the percentage ownership acquired, at their fair values. It also requires that contingent consideration and certain acquired contingencies be recorded at fair value on the acquisition date and that acquisition costs generally be expensed as incurred.

SFAS No. 141(R) is effective for fiscal years beginning after December 15, 2008. The adoption of SFAS No. 141(R) is not expected to materially impact our financial position or results of operations when it becomes effective on January 1, 2009; however, we do not yet know the impact that it will have on our financial position or results of operations for business combinations entered into on or after January 1, 2009.

Accounting for Uncertainty in Income Taxes

On September 1, 2007, we adopted the provisions of FIN No. 48, "Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109." FIN No. 48 creates a single model to address uncertainty in income tax positions by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. It also provides guidance on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and income tax disclosures. As a result of the adoption of FIN No. 48, we recorded a $0.7 million decrease to the beginning balance of retained earnings as a cumulative effect of a change in accounting principle.

Quantitative and Qualitative Disclosures About Market Risk

We are subject to market risk related to interest rate changes, primarily as a result of the Third Amended Credit Agreement, which bears interest based on floating rates. Revolving advances under the Third Amended Credit Agreement generally bear interest, at our option, at 1) LIBOR plus a spread of 0.875% to 1.750% or 2) the greater of the federal funds rate plus 0.5%, or the prime rate, plus a spread of 0.000% to 0.250%. Term loan borrowings bear interest, at our option, at 1) LIBOR plus 1.50% or 2) the greater of the federal funds rate plus 0.5%, or the prime rate.

In order to manage our interest rate exposure under the Third Amended Credit Agreement, we have entered into six interest rate swap agreements effectively converting our floating rate debt to fixed obligations with interest rates ranging from 3.433% to 4.995%.

A one-point interest rate change would have resulted in interest expense fluctuating approximately $1.0 million for fiscal 2008.

As a result of our investment in international initiatives, as of August 31, 2008 we are also exposed to foreign currency exchange rate risks. Because a significant portion of these risks is economically hedged with currency options and forwards contracts and because our international initiatives are not yet material to our consolidated results of operations, a 10% change in foreign currency exchange rates would not have had a material impact on our results of operations or financial position for fiscal 2008. We do not execute transactions or hold derivative financial instruments for trading purposes.

Consolidated Balance Sheets

Assets

August 31,	2008	2007
(In thousands)		
Current assets:		
Cash and cash equivalents	$ 35,242	$ 47,655
Accounts receivable, net	113,312	80,201
Prepaid expenses	8,992	10,370
Other current assets	5,275	4,319
Income taxes receivable	—	1,741
Deferred tax asset	24,948	7,145
Total current assets	187,769	151,431
Property and equipment:		
Leasehold improvements	37,475	19,268
Computer equipment and related software	131,296	87,843
Furniture and office equipment	29,209	20,435
Capital projects in process	12,052	12,336
	210,032	139,882
Less accumulated depreciation	(98,971)	(81,160)
	111,061	58,722
Other assets	16,575	15,609
Customer contracts, net	34,521	41,777
Other intangible assets, net	72,582	77,722
Goodwill, net	484,305	483,584
Total assets	$ 906,813	$ 828,845

See accompanying notes to the consolidated financial statements.

Consolidated Balance Sheets

Liabilities and Stockholders' Equity

August 31,	2008	2007
(In thousands, except share and per share data)		
Current liabilities:		
Accounts payable	$ 18,753	$ 13,630
Accrued salaries and benefits	31,612	18,960
Accrued liabilities	23,555	22,146
Deferred revenue	6,422	7,918
Contract billings in excess of earned revenue	75,454	72,829
Income taxes payable	3,984	—
Current portion of long-term debt	2,837	2,213
Current portion of long-term liabilities	3,876	2,943
Total current liabilities	166,493	140,639
Long-term debt	345,395	297,059
Long-term deferred tax liability	9,364	14,009
Other long-term liabilities	31,227	14,388
Stockholders' equity:		
Preferred stock		
$.001 par value, 5,000,000 shares authorized, none outstanding	—	—
Common stock		
$.001 par value, 120,000,000 and 75,000,000 shares authorized, 33,603,320 and 35,606,482 shares outstanding	34	35
Additional paid-in capital	207,918	188,126
Retained earnings	147,772	174,641
Accumulated other comprehensive loss	(1,390)	(52)
Total stockholders' equity	354,334	362,750
Total liabilities and stockholders' equity	$ 906,813	$ 828,845

See accompanying notes to the consolidated financial statements.

Financial Statements and Supplementary Data

Consolidated Statements of Operations

Year ended August 31,	2008	2007	2006
(In thousands, except earnings per share data)			
Revenues	$ 736,243	$ 615,586	$ 412,308
Cost of services (exclusive of depreciation and amortization of $34,105, $27,677, and $19,948, respectively, included below)	503,940	417,721	281,161
Selling, general and administrative expenses	71,342	67,352	44,417
Depreciation and amortization	47,479	37,044	24,517
Operating income	113,482	93,469	62,213
Interest expense	20,927	18,185	1,053
Income before income taxes	92,555	75,284	61,160
Income tax expense	37,740	30,163	24,009
Net income	$ 54,815	$ 45,121	$ 37,151
Earnings per share:			
Basic	$ 1.57	$ 1.29	$ 1.08
Diluted	$ 1.50	$ 1.22	$ 1.02
Weighted average common shares and equivalents			
Basic	34,977	35,049	34,348
Diluted	36,597	37,002	36,379

See accompanying notes to the consolidated financial statements.

Consolidated Statement of Changes in Stockholders' Equity

	Preferred Stock	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
(In thousands)						
Balance, August 31, 2005	$—	$34	$109,425	$97,471	$—	$206,930
Comprehensive income:						
Net income	—	—	—	37,151	—	37,151
Foreign currency translation adjustment	—	—	—	—	16	16
Total comprehensive income						37,167
Exercise of stock options and other	—	1	5,326	—	—	5,327
Tax benefit of option exercises	—	—	11,467	—	—	11,467
Share-based employee compensation expense	—	—	13,982	—	—	13,982
Balance, August 31, 2006	$—	$35	$140,200	$134,622	$16	$274,873
Comprehensive income:						
Net income	—	—	—	45,121	—	45,121
Net change in fair value of interest rate swap, net of income tax benefit of $133	—	—	—	—	(205)	(205)
Foreign currency translation adjustment	—	—	—	—	137	137
Total comprehensive income						45,053
Sale of unregistered common stock	—	—	5,000	—	—	5,000
Repurchases of common stock	—	—	(552)	(5,102)	—	(5,654)
Exercise of stock options and other	—	—	11,221	—	—	11,221
Tax benefit of option exercises	—	—	13,421	—	—	13,421
Share-based employee compensation expense	—	—	18,836	—	—	18,836
Balance, August 31, 2007	$—	$35	$188,126	$174,641	$(52)	$362,750
Cumulative effect of a change in accounting principle – adoption of FIN 48	—	—	—	(687)	—	(687)
Comprehensive income:						
Net income	—	—	—	54,815	—	54,815
Net change in fair value of interest rate swaps, net of income tax benefit of $1,064	—	—	—	—	(1,510)	(1,510)
Foreign currency translation adjustment	—	—	—	—	172	172
Total comprehensive income						53,477
Repurchases of common stock	—	(2)	(13,341)	(80,997)	—	(94,340)
Exercise of stock options	—	1	6,710	—	—	6,711
Tax benefit of option exercises	—	—	9,893	—	—	9,893
Share-based employee compensation expense	—	—	16,530	—	—	16,530
Balance, August 31, 2008	**$—**	**$34**	**$207,918**	**$147,772**	**$(1,390)**	**$354,334**

See accompanying notes to the consolidated financial statements.

Consolidated Statements of Cash Flows

Year ended August 31,	2008	2007	2006
(In thousands)			
Cash flows from operating activities:			
Net income	$ 54,815	$ 45,121	$ 37,151
Adjustments to reconcile net income to net cash provided by operating activities, net of business acquisitions:			
Depreciation and amortization	47,479	37,044	24,517
Amortization of deferred loan costs	1,168	991	476
Share-based employee compensation expense	16,530	18,836	13,982
Excess tax benefits from share-based payment arrangements	(9,480)	(12,152)	(10,936)
Increase in accounts receivable, net	(33,131)	(2,749)	(12,281)
Decrease (increase) in other current assets	3,927	(3,299)	(3,716)
Increase (decrease) in accounts payable	2,516	(1,143)	5,599
Increase (decrease) in accrued salaries and benefits	12,652	(21,362)	9,162
Increase in other current liabilities	11,491	52,227	46,434
Deferred income taxes	(10,835)	(10,866)	(11,217)
Other	11,761	5,092	3,621
(Increase) decrease in other assets	(1,367)	834	(1,539)
Payments on other long-term liabilities	(2,220)	(1,247)	(1,445)
Net cash flows provided by operating activities	105,306	107,327	99,808
Cash flows from investing activities:			
Acquisition of property and equipment	(82,521)	(29,507)	(27,356)
Acquisitions, net of cash acquired	(452)	(493,071)	(115)
Purchase of investment	—	(9,045)	—
Other, net	(3,690)	(13)	—
Net cash flows used in investing activities	(86,663)	(531,636)	(27,471)
Cash flows from financing activities:			
Decrease in restricted cash	—	—	3,811
Proceeds from issuance of long-term debt	85,420	350,000	—
Deferred loan costs	—	(4,357)	(924)
Proceeds from sale of unregistered common stock	—	5,000	—
Repurchases of common stock	(94,340)	(5,654)	—
Excess tax benefits from share-based payment arrangements	9,480	12,152	10,936
Exercise of stock options	6,711	11,221	5,328
Payments of long-term debt	(38,327)	(51,190)	(163)
Net cash flows (used in) provided by financing activities	(31,056)	317,172	18,988
Net (decrease) increase in cash and cash equivalents	(12,413)	(107,137)	91,325
Cash and cash equivalents, beginning of period	47,655	154,792	63,467
Cash and cash equivalents, end of period	$ 35,242	$ 47,655	$ 154,792
Supplemental disclosure of cash flow information:			
Cash paid during the year for interest	$ 19,117	$ 14,042	$ 548
Cash paid during the year for income taxes	$ 41,249	$ 38,580	$ 16,415

See accompanying notes to the consolidated financial statements.

1. Summary of Significant Accounting Policies

Healthways, Inc. and its wholly-owned subsidiaries provide specialized, comprehensive Health and Care Support solutions to help people maintain or improve their health and, as a result, reduce overall healthcare costs. We deliver our programs to customers, which include health plans, governments, employers, and hospitals, in all 50 states, the District of Columbia, and Puerto Rico. We began delivering our Health and Care Support programs in Germany and Brazil in January 2008 and June 2008, respectively.

a. Principles of Consolidation - The consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly-owned. We have eliminated all intercompany profits, transactions and balances.

b. Cash and Cash Equivalents - Cash and cash equivalents primarily include tax-exempt debt instruments, commercial paper, and other short-term investments with original maturities of less than three months.

c. Accounts Receivable, net - Billed receivables primarily represent fees that are contractually due in the ordinary course of providing our services, net of contractual adjustments and allowances for doubtful accounts. Unbilled receivables primarily represent fees for service based on the estimated utilization of fitness facilities and are generally billed in the following month. Historically, we have experienced minimal instances of customer non-payment and therefore consider our accounts receivable to be collectible, but we may provide reserves, when appropriate, for doubtful accounts and for billing adjustments at contract reconciliation.

d. Property and Equipment - Property and equipment is carried at cost and includes expenditures that increase value or extend useful lives. We recognize depreciation using the straight-line method over useful lives of three years for computer software and hardware and four to seven years for furniture and other office equipment. Leasehold improvements are depreciated over the shorter of the estimated life of the asset or the life of the lease, which ranges from one to fifteen years. Depreciation expense for the years ended August 31, 2008, 2007, and 2006 was $31.5 million, $25.6 million, and $20.6 million, respectively, including amortization of assets recorded under capital leases.

e. Other Assets - Other assets consist primarily of long-term investments and deferred loan costs net of accumulated amortization. We account for these long-term investments in accordance with Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities" and have classified them as available-for-sale. Available-for-sale securities are carried at estimated fair value, with unrealized gains and losses reported in other comprehensive income.

f. Intangible Assets - Intangible assets are carried at cost. Intangible assets subject to amortization primarily include acquired technology, customer contracts, patents, distributor and provider networks, and other intangible assets which we amortize on a straight-line basis over estimated useful lives ranging from three to 25 years. We assess the potential impairment of intangible assets subject to amortization whenever events or changes in circumstances indicate that the carrying values may not be recoverable.

Intangible assets not subject to amortization at August 31, 2008 and 2007 consist of trade names of $33.4 million. We review intangible assets not subject to amortization on an annual basis or more frequently whenever events or circumstances indicate that the assets might be impaired. See Note 4 for further information on intangible assets.

g. Goodwill - We recognize goodwill for the excess of the purchase price over the fair value of tangible and identifiable intangible net assets of businesses that we acquire.

In accordance with SFAS No. 142, "Goodwill and Other Intangible Assets," we review goodwill at the reporting unit level (operating segment or one level below an operating segment) on an annual basis or more frequently whenever events or circumstances indicate that the carrying value may not be recoverable. We estimate fair value using a number of techniques, including quoted market prices, present value techniques based on estimates of cash flows, or multiples of earnings or revenues performance measures. We allocate goodwill to reporting units based on the reporting unit expected to benefit from the combination. We completed our annual impairment test as required by SFAS No. 142 during our fourth fiscal quarter and concluded that no impairment of goodwill exists.

h. Contract Billings in Excess of Earned Revenue - Contract billings in excess of earned revenue primarily represent performance-based fees subject to refund that we have not recognized as revenues because either 1) data from the customer is insufficient or incomplete to measure performance; or 2) interim performance measures indicate that we are not meeting performance targets.

i. Income Taxes - We file a consolidated federal income tax return that includes all of our domestic wholly-owned subsidiaries. We compute our income tax provision under SFAS No. 109, "Accounting for Income Taxes." SFAS No. 109 generally requires that we record deferred income taxes for the tax effect of differences between the book and tax bases of our assets and liabilities. We account for uncertain tax positions under Financial Accounting Standards Board ("FASB") Interpretation ("FIN") No. 48, "Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109." Under FIN No. 48, we recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement.

j. Revenue Recognition - We generally determine our contract fees by multiplying a contractually negotiated rate per member per month ("PMPM") by the number of members covered by our services during the month. We typically set the PMPM rates during contract negotiations with customers based on the value we expect our programs to create and a sharing of that value between the customer and the Company. In addition, some of our services are billed on a fee for service basis.

Some of our contracts provide that a portion (up to 100%) of our fees may be refundable to the customer ("performance-based") if our programs do not achieve, when compared to a baseline year, a targeted percentage reduction in the customer's healthcare costs and selected clinical and/or other criteria that focus on improving the health of the members. Approximately 4% of revenues recorded during fiscal 2008 were performance-based and were subject to final reconciliation as of August 31, 2008. We anticipate that this percentage will fluctuate due to the level of performance-based fees in new contracts, revenue recognition associated with performance-based fees, and the timing of data reconciliation, which varies according to contract terms. A limited number of contracts also provide opportunities for us to receive incentive bonuses in excess of the contractual PMPM rate if we exceed contractual performance targets.

We generally bill our customers each month for the entire amount of the fees contractually due for the prior month's enrollment, which typically includes the amount, if any, that is performance-based and may be subject to refund should we not meet performance targets. Deferred revenues can arise from contracts which permit upfront billing and collection of fees covering the entire contractual service period, generally 12 months. Contractually, we cannot bill for any incentive bonus until after contract settlement. Fees for service are typically billed in the month after the services are provided.

We recognize revenue as follows: 1) we recognize the fixed portion of PMPM fees and fees for service as revenue during the period we perform our services; 2) we recognize the performance-based portion of the monthly fees based on the most recent assessment of our performance, which represents the amount that the customer would legally be obligated to pay if the contract were terminated as of the latest balance sheet date; and 3) we recognize additional incentive bonuses based on the most recent assessment of our performance, to the extent we consider such amounts collectible.

We assess our level of performance for our contracts based on medical claims and other data that the customer is contractually required to supply. A minimum of four to six months' data is typically required for us to measure performance. In assessing our performance, we may include estimates such as medical claims incurred but not reported and a medical cost trend compared to a baseline year. In addition, we may also provide contractual reserves, when appropriate, for billing adjustments at contract reconciliation.

Substantially all of the fees under the Medicare Health Support pilots in which we participated were performance-based. Our original cooperative agreements required that, by the end of the third year, we achieve a cumulative net savings (total savings for the intervention population as compared to the control group less fees received from CMS) of 5.0%. Under an amendment to our agreement for our stand-alone Medicare Health Support pilot in Maryland and the District of Columbia, we began serving a "refresh population" of approximately 4,500 beneficiaries on August 1, 2006, which was measured as a separate cohort for two years, by the end of which the program was required to achieve a 2.5% cumulative net savings when compared to a new control cohort. In April 2008, we signed an amendment to our Medicare Health Support protocol with CMS, which changed the financial performance target for both the initial cohort and the refresh population to budget neutrality. Although we receive the medical claims and other data associated with the intervention group under these pilots on a monthly basis, we assess our performance against the control group under these pilots based on quarterly summary performance reports received from CMS' independent financial reconciliation contractor. As of August 31, 2008, contract billings in excess of earned revenue related to the Medicare Health Support pilots totaled $58.6 million.

If data is insufficient or incomplete to measure performance, or interim performance measures indicate that we are not meeting performance targets, we do not recognize performance-based fees subject to refund as revenues but instead record them in a current liability account entitled "contract billings in excess of earned revenue." Only in the event we do not meet performance levels by the end of the measurement period, typically one year, are we contractually obligated to refund some or all of the performance-based fees. We would only reverse revenues that we had already recognized if performance to date in the measurement period, previously above targeted levels, subsequently dropped below targeted levels. Historically, any such adjustments have been immaterial to our financial condition and results of operations.

During the settlement process under a contract, which generally occurs six to eight months after the end of a contract year, we settle any performance-based fees and reconcile healthcare claims and clinical data. As of August 31, 2008, performance-based fees that have not yet been settled with our customers but that have been recognized as revenue in the current and prior years totaled approximately $49.2 million. Of this amount, $7.5 million was based on calculations which include estimates such as medical claims incurred but not reported and/or the customer's medical cost trend compared to a baseline year, while $41.7 million was based entirely on actual data received from our customers. Data reconciliation differences, for which we provide contractual allowances until we reach agreement with respect to identified issues, can arise between the customer and us due to customer data deficiencies, omissions, and/or data discrepancies.

Performance-related adjustments (including any amounts recorded as revenue that were ultimately refunded), changes in estimates, data reconciliation differences, or adjustments to incentive bonuses may cause us to recognize or reverse revenue in a current fiscal year that pertains to services provided during a prior fiscal year. During fiscal 2008, we recognized a net increase in revenue of approximately $7.4 million that related to services provided prior to fiscal 2008.

k. Earnings Per Share – We report earnings per share under SFAS No. 128 "Earnings per Share." We calculate basic earnings per share using weighted average common shares outstanding during the period. We calculate diluted earnings per share using weighted average common shares outstanding during the period plus the effect of all dilutive potential common shares outstanding during the period. See Note 13 for a reconciliation of earnings per share.

l. Share-Based Compensation – We account for share-based compensation in accordance with SFAS No. 123(R), "Share-Based Payment" which requires that all share-based payments to employees, including grants of employee stock options, be recognized in the statement of operations based on their fair values.

See Note 11 for further information on share-based compensation.

m. Derivative Instruments and Hedging Activities – In accordance with SFAS No. 133, "Accounting for Derivative Instruments and

Hedging Activities," as amended, we recognize derivative instruments at their fair values as either assets or liabilities in the consolidated balance sheet. Changes in the fair value of derivatives are recognized in other comprehensive income (for the effective portion of the gain or loss) or earnings (for the ineffective portion of the gain or loss). The effective portion, which is initially recorded to other comprehensive income, is reclassified into earnings when the forecasted transaction affects earnings. We currently maintain six interest rate swap agreements to reduce our exposure to interest rate fluctuations on our floating rate debt commitments which are subject to SFAS No. 133. See Note 6 for further information.

n. Management Estimates – In preparing our consolidated financial statements in conformity with generally accepted accounting principles, management must make estimates and assumptions that affect: 1) the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements; and 2) the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

o. Fiscal Year - In August 2008, our Board of Directors approved a change in our fiscal year-end from August 31 to December 31. Accordingly, our next full fiscal year will begin on January 1, 2009 following a four-month transition period ending December 31, 2008.

2. Recently Issued Accounting Standards

Fair Value Measurement

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurement," which provides guidance for using fair value to measure assets and liabilities, including a fair value hierarchy that prioritizes the information used to develop fair value assumptions. It also requires expanded disclosure about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings. The standard applies whenever other standards require (or permit) assets or liabilities to be measured at fair value and does not expand the use of fair value in any new circumstances. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years.

In February 2008, the FASB issued FSP FAS No. 157-2, "Effective Date of FASB Statement No. 157", which defers by one year the effective date of the provisions of SFAS No. 157 for non-recurring, nonfinancial assets and nonfinancial liabilities to fiscal years beginning after November 15, 2008. We do not expect the adoption of SFAS No. 157 to have a material impact on our financial position or results of operations.

Fair Value Option for Financial Assets and Financial Liabilities

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115." SFAS No. 159 provides entities with the one-time option to measure financial instruments and certain other items at fair value, with changes in fair value recognized in earnings as they occur. The fair value option may be applied instrument by instrument (with a few exceptions), is irrevocable, and must be applied to entire instruments and not to portions of an instrument. SFAS No. 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007. We do not expect the adoption of SFAS No. 159 to have a material impact on our financial position or results of operations.

Business Combinations

In December 2007, the FASB issued SFAS No. 141(R), "Business Combinations". This statement expands the definition of a business and a business combination and generally requires the acquiring entity to recognize all of the assets and liabilities of the acquired business, regardless of the percentage ownership acquired, at their fair values. It also requires that contingent consideration and certain acquired contingencies be recorded at fair value on the acquisition date and that acquisition costs generally be expensed as incurred.

SFAS No. 141(R) is effective for fiscal years beginning after December 15, 2008. The adoption of SFAS No. 141(R) is not expected to materially impact our financial position or results of operations when it becomes effective on January 1, 2009; however, we do not yet know the impact that it will have on our financial position or results of operations for business combinations entered into on or after January 1, 2009.

Accounting for Uncertainty in Income Taxes

On September 1, 2007, we adopted the provisions of FIN No. 48. FIN No. 48 creates a single model to address uncertainty in income tax positions by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. It also provides guidance on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and income tax disclosures. As a result of the adoption of FIN No. 48, we recorded a $0.7 million decrease to the beginning balance of retained earnings as a cumulative effect of a change in accounting principle. See Note 5 for further information.

3. Goodwill

The change in carrying amount of goodwill during the years ended August 31, 2008 and 2007 is shown below:

(In $000s)	
Balance, August 31, 2006	$ 96,135
Purchase of Axia	384,753
Health IQ purchase price adjustment	792
Other business acquisitions	1,904
Balance, August 31, 2007	$ 483,584
Health IQ purchase price adjustment	475
Axia purchase price adjustment and other	246
Balance, August 31, 2008	$ 484,305

4. Intangible Assets

Intangible assets subject to amortization at August 31, 2008 consisted of the following:

	Gross Carrying Amount	Accumulated Amortization	Net
(In $000s)			
Customer contracts	$ 53,140	$ 18,619	$ 34,521
Acquired technology	22,657	15,115	7,542
Patents	22,840	2,397	20,443
Distributor and provider networks	8,709	2,137	6,572
Other	5,470	838	4,632
Total	$ 112,816	$ 39,106	$ 73,710

Intangible assets subject to amortization at August 31, 2007 consisted of the following:

	Gross Carrying Amount	Accumulated Amortization	Net
(In $000s)			
Customer contracts	$ 53,150	$ 11,373	$ 41,777
Acquired technology	22,631	10,252	12,379
Patents	22,595	183	22,412
Distributor and provider networks	8,709	916	7,793
Other	2,137	392	1,745
Total	$ 109,222	$ 23,116	$ 86,106

Intangible assets subject to amortization are being amortized over estimated useful lives ranging from three to 25 years. Total amortization expense for the years ended August 31, 2008 and 2007, was $16.0 million and $11.5 million, respectively. The following table summarizes the estimated amortization expense for each of the next five years and thereafter:

Year ending August 31,	
(In $000s)	
2009	$ 12,159
2010	11,219
2011	10,814
2012	9,089
2013	8,500
2014 and thereafter	21,929
Total	$ 73,710

Intangible assets not subject to amortization at August 31, 2008 and 2007 consist of trade names of $33.4 million.

5. Income Taxes

Income tax expense is comprised of the following:

Year ended August 31,	2008	2007	2006
(In $000s)			
Current taxes			
Federal	$ 47,147	$ 34,187	$ 29,247
State	9,569	6,465	5,977
Deferred taxes			
Federal	(15,500)	(8,618)	(9,312)
State	(3,476)	(1,871)	(1,903)
Total	$ 37,740	$ 30,163	$ 24,009

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The following table shows the significant components of our net deferred tax asset (liability) for the fiscal years ended August 31, 2008 and 2007:

At August 31,	2008	2007
(In $000s)		
Deferred tax asset:		
Accruals and reserves	$ 9,537	$ 4,603
Deferred compensation	8,270	7,747
Share-based payments	17,644	12,118
Net operating loss carryforwards	7,936	9,001
Other assets and liabilities	2,341	133
Advance receipts	16,381	—
	62,109	33,602
Valuation allowance	(1,239)	(841)
	60,870	32,761
Deferred tax liability:		
Property and equipment	13,895	3,199
Intangible assets	31,316	36,362
Other assets and liabilities	75	64
	45,286	39,625
Net deferred tax asset (liability)	$ 15,584	$ (6,864)
Net current deferred tax asset	$ 24,948	$ 7,145
Net long-term deferred tax liability	(9,364)	(14,009)
	$ 15,584	$ (6,864)

The valuation allowance increased by $0.4 million from August 31, 2007 to August 31, 2008 due to an increase in the valuation allowance against deferred tax assets in non-U.S. jurisdictions with a recent history of losses. Based on the Company's historical and expected future taxable earnings, and a consideration of available tax planning strategies, management believes it is more likely than not that the Company will realize the benefit of the existing deferred tax assets, net of the valuation allowance, at August 31, 2008.

For fiscal 2008 and 2007, the tax benefit of stock option compensation, excluding the tax benefit related to the deferred tax asset for share-based payments subject to SFAS No. 123(R), was recorded as additional paid-in capital. For fiscal 2008 and 2007, we recorded a tax benefit of $1.1 million and $0.1 million, respectively, related to our interest rate swap agreements (see Note 7) to stockholders' equity as a component of other comprehensive income (loss).

At August 31, 2008, we had foreign net operating loss carryforwards, before valuation allowances, of approximately $4.5 million with an indefinite carryforward period and approximately $19.1 million of federal loss carryforwards related to the acquisition of Axia. The federal loss carryforwards are subject to an annual limitation under Internal Revenue Code Section 382 and also have expiration dates ranging from 2011 until 2020.

The difference between income tax expense computed using the statutory federal income tax rate and the effective rate is as follows:

Year ended August 31,	2008	2007	2006
(In $000s)			
Statutory federal income tax	$ 32,394	$ 26,349	$ 21,406
State income taxes, less federal income tax benefit	3,910	3,133	2,495
Other	1,436	681	108
Income tax expense	$ 37,740	$ 30,163	$ 24,009

FIN No. 48

We adopted the provisions of FIN No. 48 on September 1, 2007. Adopting FIN No. 48 had the following impact on our financial statements: increased other long-term liabilities by $11.9 million; decreased our income taxes payable by $0.2 million; decreased long-term deferred tax liabilities by $11.0 million; and decreased our retained earnings by $0.7 million. As of August 31, 2008, we had $0.3 million of unrecognized tax benefits, all of which, if recognized, would affect our effective tax rate. Our policy is to include interest and penalties related to unrecognized tax benefits in income tax expense. As of August 31, 2008 and September 1, 2007, we had accrued interest related to uncertain tax positions of $1.5 million and $0.8 million, respectively, on our balance sheet. During fiscal 2008, we included approximately $0.5 million of net interest related to uncertain tax positions as a component of income tax expense.

The aggregate changes in the balance of unrecognized tax benefits were as follows:

(In $000s)	
Unrecognized tax benefits at September 1, 2007	$ 11,050
Decreases based on tax positions related to FY'08	(8,534)
Lapse of statutes of limitation	(140)
Unrecognized tax benefits at August 31, 2008	$ 2,376

We file income tax returns in the U.S. Federal jurisdiction and in various state and foreign jurisdictions. Tax years remaining subject to examination in these jurisdictions include 2005 to present. We are currently under audit by the Internal Revenue Service for our 2005 and 2006 tax years.

6. Derivative Instruments and Hedging Activities

SFAS No. 133, "Accounting for Derivative Investments and Hedging Activities," as amended, establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires companies to record all derivatives at estimated fair value as either assets or liabilities on the balance sheet and to recognize the unrealized gains and losses, the treatment of which depends on whether the derivative is designated as a hedging instrument.

As a result of our international initiatives, we are exposed to foreign currency exchange rate risks. A significant portion of these risks is economically hedged with currency options and forward contracts in order to minimize our exposure to fluctuations in foreign currency exchange rates. Principal currencies hedged include the Euro and British pound. These derivative instruments serve as economic hedges and do not qualify for hedge accounting treatment under SFAS No. 133. Accordingly, they require current period mark-to-market accounting, with any change in fair value being recorded each period in the statement of operations. We record the fair market value of our foreign currency derivatives as other current assets or accrued liabilities. We routinely monitor our foreign currency exposures to maximize the overall effectiveness of our foreign currency hedge positions.

We currently maintain six interest rate swap agreements to reduce our exposure to interest rate fluctuations on our floating rate debt commitments. Under these interest rate swap agreements, the interest rate is fixed with respect to specified amounts of notional principal. The swaps are accounted for in accordance with SFAS No. 133 and were designated at their inception as qualifying cash flow hedges; thus, they are recorded at estimated fair value in the balance sheet, with changes in fair value being reported in other comprehensive income. The fair values of the swaps at August 31, 2008 of $0.7 million and ($3.6) million have been reported in other assets and other long-term liabilities, respectively, with an offset, net of tax, included in accumulated other comprehensive loss in the consolidated balance sheets.

7. Long-Term Debt

On December 1, 2006, we entered into a Third Amended and Restated Revolving Credit and Term Loan Agreement (the "Third Amended Credit Agreement"). The Third Amended Credit Agreement provides us with a $400.0 million revolving credit facility, including a swingline sub facility of $10.0 million and a $75.0 million sub facility for letters of credit, a $200.0 million term loan facility, and an uncommitted incremental accordion facility of $200.0 million. As of August 31, 2008, availability under our revolving credit facility totaled $247.9 million.

Revolving advances under the Third Amended Credit Agreement generally bear interest, at our option, at 1) LIBOR plus a spread of 0.875% to 1.750% or 2) the greater of the federal funds rate plus 0.5%, or the prime rate, plus a spread of 0.000% to 0.250%. Term loan borrowings bear interest, at our option, at 1) LIBOR plus 1.50% or 2) the greater of the federal funds rate plus 0.5%, or the prime rate. The Third Amended Credit Agreement also provides for a fee ranging between 0.150% and 0.300% of unused commitments. The Third Amended Credit Agreement is secured by guarantees from most of the Company's domestic subsidiaries and by security interests in substantially all of the Company's and such subsidiaries' assets.

We are required to repay outstanding revolving loans on the revolving commitment termination date, which is December 1, 2011. We are required to repay term loans in quarterly principal installments aggregating $0.5 million each, which commenced on March 31,

2007, and the entire unpaid principal balance of the term loans is due and payable at maturity on December 1, 2013.

The following table summarizes the minimum annual principal payments and repayments of the revolving advances under the Third Amended Credit Agreement for each of the next five years and thereafter:

Year ending August 31,	
(In $000s)	
2009	$ 2,000
2010	2,000
2011	2,000
2012	152,000
2013	2,000
2014 and thereafter	187,000
Total	$ 347,000

The Third Amended Credit Agreement contains various financial covenants, which require us to maintain, as defined, ratios or levels of 1) total funded debt to EBITDA, 2) fixed charge coverage, and 3) net worth. It also restricts the payment of dividends and limits the amount of repurchases of the Company's common stock. As of August 31, 2008, we were in compliance with all of the covenant requirements of the Third Amended Credit Agreement.

As of August 31, 2008, we are currently a party to the following interest rate swap agreements for which we receive a variable rate of interest based on the three-month LIBOR and for which we pay the following fixed rates of interest plus a spread of 0.875% to 1.750% on revolving advances and a spread of 1.50% on term loan borrowings:

Swap #	Notional Amount in ($000's)	Fixed Interest Rate	Termination Date
1	$230,000	4.995 %	March 31, 2010 (1)
2	40,000	3.987 %	December 31, 2009
3	40,000	3.433 %	December 30, 2011
4	50,000	3.688 %	December 30, 2011 (2)
5	40,000	3.855 %	December 30, 2011 (3)
6	30,000	3.760 %	March 30, 2011 (4)

(1) The principal value of this swap arrangement amortizes over a 39-month period. The notional value of this swap as of August 31, 2008 was $150 million.
(2) This swap agreement becomes effective April 1, 2009.
(3) This swap agreement becomes effective October 1, 2009.
(4) This swap agreement becomes effective January 2, 2010.

We currently believe that we meet the hedge accounting criteria under SFAS No. 133 in accounting for these interest rate swap agreements.

8. Fair Value of Financial Instruments

In accordance with SFAS No. 107, "Disclosures About Fair Value of Financial Instruments," we used the following methods to estimate the fair value of each class of financial instruments:

a. Cash and cash equivalents – The carrying amounts at August 31, 2008 and 2007 approximate fair value because of the short maturity of those instruments (less than three months).

b. Long-term investments – Long-term investments at August 31, 2008 and 2007 consist primarily of available-for-sale securities accounted for in accordance with SFAS No. 115. Available-for-sale securities are carried at estimated fair value, with unrealized gains and losses reported in other comprehensive income.

c. Foreign currency contracts – Foreign currency contracts at August 31, 2008 and 2007 are carried at their estimated fair values in accordance with SFAS No. 133. The fair values of foreign currency contracts are estimated by obtaining quotes from brokers.

d. Interest rate swaps – Interest rate swaps at August 31, 2008 and 2007 are carried at their estimated fair values in accordance with SFAS No. 133. The fair values of our interest rate swap agreements are the amounts at which they could be settled, based on estimates obtained from the counterparties.

e. Long-term debt – The estimated fair value of outstanding borrowings under the Third Amended Credit Agreement is based on the average of the prices set by the issuing bank given current market conditions and is not necessarily indicative of the amount we could realize in a current market exchange. The estimated fair values and carrying amounts of outstanding borrowings under the Third Amended Credit Agreement at August 31, 2008 are $338.0 million and $348.2 million, respectively. The estimated fair values and carrying amounts of outstanding borrowings at August 31, 2007 were $293.3 million and $299.0 million, respectively.

9. Other Long-Term Liabilities

We have a non-qualified deferred compensation plan under which our officers may defer a portion of their salaries and receive a Company matching contribution plus a contribution based on our performance. Company contributions vest at 25% per year. We do not fund the plan and carry it as an unsecured obligation. Participants in the plan elect payout dates for their account balances, which can be no earlier than four years from the period of the deferral.

As of August 31, 2008 and 2007, other long-term liabilities included vested amounts under the plan of $7.9 million and $7.6 million, respectively, net of the current portions of $2.7 million and $1.9 million, respectively. For the next five years ended August 31, we must make estimated plan payments of $2.7 million, $1.0 million, $0.6 million, $0.5 million, and $0.1 million, respectively.

10. Leases

We maintain operating lease agreements principally for our corporate office space, our call centers, and our operations support and training offices. Our corporate office lease covers approximately 264,000 square feet. It commenced in March 2008 and expires in February 2023. We also lease office space for our 15 call center locations for an aggregate of approximately 391,000 square feet of space with lease terms expiring on various dates from 2009 to 2015. Our operations support and training offices contain approximately 74,000 square feet in aggregate and have lease terms expiring from 2009 to 2015.

Our corporate office lease agreement contains escalation clauses and provides for two renewal options of five years each at then prevailing market rates. The base rent for the initial 15-year term is based on the actual construction costs of the building and will range from $4.2 million to $6.3 million per year over the term of the lease. The landlord provided a tenant improvement allowance equal to

$39.20 per square foot. We record leasehold improvement incentives as deferred rent and amortize them as reductions to rent expense over the lease term. We recognize rent expense on a straight-line basis over the lease term.

Most of our operating leases include escalation clauses, some of which are fixed amounts, and some of which reflect changes in price indices. Certain operating leases contain renewal options to extend the lease for additional periods. For the years ended August 31, 2008, 2007, and 2006, rent expense under lease agreements was approximately $16.9 million, $10.6 million, and $7.7 million, respectively. Our capital lease obligations are included in long-term debt and the current portion of long-term debt.

The following table summarizes our future minimum lease payments, net of sublease income, under all capital leases and non-cancelable operating leases for each of the next five years:

Year ending August 31,	Capital Leases	Operating Leases
(In $000s)		
2009	$ 48	$ 12,916
2010	—	12,764
2011	—	11,832
2012	—	10,673
2013	—	8,781
2014 and thereafter	—	59,189
Total minimum lease payments	48	$ 116,155
Less amount representing interest	(1)	
Present value of net minimum lease payments	47	
Less current portion	(47)	
	$ —	

11. Share-Based Compensation

We have several shareholder-approved stock incentive plans for employees and directors. We currently have three types of share-based awards outstanding under these plans: stock options, restricted stock, and restricted stock units. We believe that such awards align the interests of our employees and directors with those of our stockholders.

We grant options under these plans at market value on the date of grant. The options generally vest over or at the end of four years based on service conditions. Options granted on or after August 24, 2005 generally expire seven years from the date of grant, while options granted before August 24, 2005 expire ten years from the date of grant. Restricted share awards generally vest at the end of four years. Certain option and restricted share awards generally provide for accelerated vesting upon a change in control or normal or early retirement (as defined in the plans). At August 31, 2008, we have reserved approximately 1.2 million shares for future equity grants under our stock incentive plans.

For the years ended August 31, 2008, 2007 and 2006, we recognized share-based compensation costs of $16.5 million, $18.8 million and $14.0 million, respectively, which consisted of $8.0 million, $8.4 million and $6.6 million in cost of services, respectively, and $8.5 million, $10.4 million and $7.4 million in selling, general and administrative expenses, respectively. We also recognized a total income tax benefit in the statement of operations for share-based compensation arrangements of $6.5 million, $7.4 million and $5.5 million for the years ended August 31, 2008, 2007 and 2006, respectively. We did not capitalize any share-based compensation costs during fiscal 2008, 2007, or 2006.

As of August 31, 2008, there was $35.6 million of total unrecognized compensation cost related to nonvested share-based compensation arrangements granted under the stock incentive plans. That cost is expected to be recognized over a weighted average period of 2.6 years.

Stock Options

For the years ended August 31, 2008, 2007 and 2006, we used a lattice-based binomial option valuation model ("lattice binomial model") to estimate the fair values of stock options. During fiscal 2007 and 2006, we based expected volatility on both historical volatility and implied volatility from traded options on the Company's stock. During fiscal 2008, we based expected volatility on historical volatility due to the low volume of traded options on our stock. The expected term of options granted was derived from the output of the lattice binomial model and represents the period of time that options granted are expected to be outstanding. We used historical data to estimate expected option exercise and post-vesting employment termination behavior within the lattice binomial model.

The following table shows the weighted average grant-date fair values of options and the weighted average assumptions we used to develop the fair value estimates under each of the option valuation models for the years ended August 31, 2008, 2007, and 2006:

Year Ended August 31,	**2008**	2007	2006
Weighted average grant-date fair value of options	**$ 22.16**	$ 22.08	$ 22.61
Assumptions:			
Expected volatility	**37.8%**	48.7%	47.7%
Expected dividends	**—**	—	—
Expected term (in years)	**6.6**	5.5	5.3
Risk-free rate	**4.2%**	5.1%	3.8%

A summary of option activity as of August 31, 2008 and changes during the year then ended is presented below:

Options	Shares (000s)	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value ($000s)
Outstanding at September 1, 2007	5,245	$ 22.46		
Granted	657	47.88		
Exercised	(611)	11.03		
Forfeited or expired	(175)	39.17		
Outstanding at August 31, 2008	5,116	26.52	4.8	$ 16,608
Exercisable at August 31, 2008	3,265	16.23	4.6	$ 16,608

The total intrinsic value, which represents the difference between the underlying stock's market price and the option's exercise price, of options exercised during fiscal 2008, 2007 and 2006 was $27.5 million, $35.9 million, and $29.0 million, respectively.

Cash received from option exercises under all share-based payment arrangements during fiscal 2008 was $6.7 million. The actual tax benefit realized during fiscal 2008 for the tax deductions from option exercises totaled $10.8 million. We issue new shares of common stock upon exercise of stock options.

Restricted Stock and Restricted Stock Units

The fair value of restricted stock and restricted stock units ("nonvested shares") is determined based on the closing bid price of the Company's common stock on the grant date. The weighted average grant-date fair value of nonvested shares granted during the years ended August 31, 2008, 2007 and 2006 was $43.17, $43.76 and $47.40, respectively

The following table shows a summary of our nonvested shares as of August 31, 2008 as well as activity during the year then ended. The total fair value of shares vested during fiscal 2008, 2007, and 2006 was $0.8 million, $0.5 million, and $0.4 million, respectively.

Nonvested Shares	Shares (000s)	Weighted Average Grant Date Fair Value
Nonvested at September 1, 2007	364	$ 43.76
Granted	250	42.91
Vested	(20)	40.85
Forfeited	(41)	48.19
Nonvested at August 31, 2008	553	43.17

12. Comprehensive Income

Comprehensive income, net of income taxes, was $53.5 million, $45.1 million, and $37.2 million for the years ended August 31, 2008, 2007, and 2006, respectively.

13. Earnings Per Share

The following is a reconciliation of the numerator and denominator of basic and diluted earnings per share:

Year Ended August 31,	2008	2007	2006
(In 000s except per share data)			
Numerator:			
Net income - numerator for basic earnings per share	$ 54,815	$ 45,121	$ 37,151
Denominator:			
Shares used for basic earnings per share	34,977	35,049	34,348
Effect of dilutive stock options and restricted stock units outstanding:			
Non-qualified stock options	1,477	1,887	2,015
Restricted stock units	143	66	16
Shares used for diluted earnings per share	36,597	37,002	36,379
Earnings per share:			
Basic	$ 1.57	$ 1.29	$ 1.08
Diluted	$ 1.50	$ 1.22	$ 1.02
Dilutive securities outstanding not included in the computation of earnings per share because their effect is antidilutive:	1,658	1,117	749

14. Stockholder Rights Plan

On June 19, 2000, the Board of Directors adopted a stockholder rights plan under which holders of common stock as of June 30, 2000 received preferred stock purchase rights as a dividend at the rate of one right per share. As amended in June 2004 and July 2006, each right initially entitles its holder to purchase one one-hundredth of a Series A preferred share at $175.00, subject to adjustment. Upon becoming exercisable, each right will allow the holder (other than the person or group whose actions have triggered the exercisability of the rights), under alternative circumstances, to buy either securities of the Company or securities of the acquiring company (depending on the form of the transaction) having a value of twice the then current exercise price of the rights.

With certain exceptions, each right will become exercisable only when a person or group acquires, or commences a tender or exchange offer for, 15% or more of our outstanding common stock. Rights will also become exercisable in the event of certain mergers or asset sales involving more than 50% of our assets or earning power. The rights will expire on June 15, 2014. The Board of Directors of the Company reviews the plan at least once every three years to determine if the maintenance and continuance of the plan is still in the best interests of the Company and its stockholders.

15. Employee Benefits

We have a 401(k) Retirement Savings Plan (the "Plan") available to substantially all of our employees. Employees can contribute up to a certain percentage of their base compensation as defined in the Plan. The Company matching contributions are subject to vesting requirements. Company contributions under the Plan totaled $4.3 million, $3.8 million, and $2.5 million for the years ended August 31, 2008, 2007, and 2006, respectively.

16. Commitments and Contingencies

Pursuant to an earn-out agreement executed in connection with the acquisition of certain assets of Health IQ in June 2005, we were obligated to pay the former stockholders of Health IQ additional purchase price equal to a percentage of revenues recognized from Health IQ's programs in each of the fiscal quarters during the three-year period ended August 31, 2008.

Former Employee Action

In June 1994, a former employee whom we dismissed in February 1994 filed a "whistle blower" action on behalf of the United States government. Subsequent to its review of this case, the federal government determined not to intervene in the litigation. The employee sued Healthways, Inc. and our wholly-owned subsidiary, American Healthways Services, Inc. ("AHSI"), as well as certain named and unnamed medical directors and one named client hospital, West Paces Medical Center ("WPMC"), and other unnamed client hospitals.

Healthways, Inc. has since been dismissed as a defendant; however, the case is still pending against AHSI. In addition, WPMC has settled claims filed against it as part of a larger settlement agreement that WPMC's parent organization, HCA Inc., reached with the United States government. The plaintiff has also dismissed its claims against the medical directors with prejudice, and on February 7, 2007 the court granted the plaintiff's motion and dismissed all claims against all named medical directors.

The complaint alleges that AHSI, the client hospitals and the medical directors violated the federal False Claims Act by entering into certain arrangements that allegedly violated the federal anti-kickback statute and provisions of the Social Security Act prohibiting physician self-referrals. Although no specific monetary damage has been claimed, the plaintiff, on behalf of the federal government, seeks treble damages plus civil penalties and attorneys' fees. The plaintiff also has requested an award of 30% of any judgment plus expenses.

In the action by the former employee, discovery is complete. On April 28, 2008, AHSI filed a motion for summary judgment seeking dismissal of the plaintiff's claims. On July 21, 2008, the court granted the motion for summary judgment with respect to the plaintiff's claims alleging violations of provisions of the Social Security Act prohibiting physician self-referrals, and these claims have been dismissed. The court denied the motion for summary judgment with respect to the plaintiff's claims alleging violations of the federal anti-kickback statute and ruled that the plaintiff may go to trial as to those claims. The proceedings before the United States District Court for the District of Columbia have concluded, and that court has suggested to the Judicial Panel on Multidistrict Litigation that the case be remanded to the United States District Court for the Middle District of Tennessee for trial. No trial date has been set. The parties have had initial discussions regarding their respective positions in the case; however, no resolution of this case has been reached or can be assured prior to the case proceeding to trial.

In a related matter, in February 2006, WPMC filed an arbitration claim seeking indemnification from us for certain costs and expenses incurred by it in connection with the case. In the action by WPMC, initial arbitration proceedings were commenced during the third quarter of fiscal 2006. During September 2007, the parties to this matter agreed to place the arbitration on hold for an indefinite period.

We believe that we have conducted our operations in full compliance with applicable statutory requirements and that we have meritorious defenses to the claims made in the case and the related arbitration proceeding, and intend to contest the claims vigorously.

Securities Class Action Litigation

Beginning on June 5, 2008, Healthways and certain of its present and former officers and/or directors were named as defendants in two putative securities class actions filed in the U.S. District Court for the Middle District of Tennessee, Nashville Division. On August 8, 2008, the court ordered the consolidation of the two related cases, appointed lead plaintiff and lead plaintiff's counsel, and granted lead plaintiff leave to file a consolidated amended complaint.

The amended complaint, filed on September 22, 2008, alleges that the Company and the individual defendants violated Sections 10(b) of the Securities Exchange Act of 1934 (the "Act") and that the individual defendants violated Section 20(a) of the Act as "control persons" of Healthways. The amended complaint further alleges that certain of the individual defendants also violated Section 20A of the Act based on their stock sales. Plaintiff purports to bring these claims for unspecified monetary damages on behalf of a class of investors who purchased Healthways stock between July 5, 2007 and August 25, 2008.

In support of these claims, plaintiff alleges generally that, during the proposed class period, the Company made misleading statements and omitted material information regarding (1) the purported loss or restructuring of certain contracts with customers, (2) the Company's participation in the Medicare Health Support ("MHS") pilot program for the Centers for Medicare & Medicaid Services, and (3) the Company's guidance for fiscal year 2008. Defendants' motion to dismiss the amended complaint is due to be filed on November 6, 2008. Discovery has not yet commenced in the consolidated case, and no trial date has been set.

Shareholder Derivative Lawsuits

Also, on June 27, 2008 and July 24, 2008, respectively, two shareholders filed putative derivative actions purportedly on behalf of Healthways in the Chancery Court for the State of Tennessee, Twentieth Judicial District, Davidson County, against certain directors and officers of the Company. These actions are based upon substantially the same facts alleged in the securities class action litigation described above. The plaintiffs are seeking to recover damages in an unspecified amount and equitable and/or injunctive relief.

On August 13, 2008, the Court consolidated these two lawsuits and appointed lead counsel. On October 3, 2008, the Court ordered that the consolidated action be stayed until the motion to dismiss in the securities class action has been resolved by the District Court. Discovery has not yet commenced in the consolidated case, and no trial date has been set.

ERISA Lawsuits

Additionally, on July 31, 2008, a purported class action alleging violations of the Employee Retirement Income Security Act ("ERISA") was filed in the U.S. District Court for the Middle District of Tennessee, Nashville Division against Healthways, Inc. and certain of its directors and officers alleging breaches of fiduciary duties to participants in the Company's 401(k) plan. The central allegation is that Company stock was an imprudent investment option for the 401(k) plan.

The complaint was amended on September 29, 2008. The named defendants are: the Company, Board of Directors, certain officers, and members of the Investment Committee charged with administering the 401(k) plan. The amended complaint alleges that the defendants violated ERISA by failing to remove the Company stock fund from the 401(k) plan when it allegedly became an imprudent investment, by failing to disclose adequately the risks and results of the MHS pilot program to 401(k) plan participants, and by failing to seek independent advice as to whether to continue to permit the plan to hold Company stock. It further alleges that the Company and its directors should have been more closely monitoring the Investment Committee and other plan fiduciaries. The amended complaint seeks damages in an undisclosed amount and other equitable relief. Discovery in this case has not yet commenced; a trial date of April 27, 2010 has been set. Defendants filed a motion to dismiss on October 29, 2008.

While management believes it has meritorious defenses to the claims made in the foregoing described legal proceedings, resolution of these legal matters could have a material adverse effect on our consolidated results of operations, although we are not able to reasonably estimate a range of potential losses. We believe that we will continue to incur legal expenses associated with the defense of these matters which may be material to our consolidated results of operations in a particular financial reporting period. As these matters are subject to inherent uncertainties, management's view of these matters may change in the future.

17. Segment Disclosures

SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information," establishes disclosure standards for segments of a company based on a management approach to defining operating segments. We have aggregated several operating segments into one reportable segment, Health and Care Support. Our integrated Health and Care Support product line includes programs for various diseases, conditions, and wellness programs. It is impracticable for us to report revenues by program. Further, we report revenues from our external customers on a consolidated basis since Health and Care Support is the only service that we provide.

In fiscal 2008, two customers each comprised 10% or more of our revenues. Revenues from each of these customers individually totaled approximately 20% and 10%, respectively, of fiscal 2008 revenues. In fiscal 2007, we derived approximately 22% of our revenues from one customer, with no other customer comprising 10% or more of our revenues. In fiscal 2006, two customers each comprised 10% or more of our revenues. Revenues from each of these customers individually totaled approximately 27% and 11%, respectively, of fiscal 2006 revenues.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of Healthways, Inc.

We have audited the accompanying consolidated balance sheets of Healthways, Inc. as of August 31, 2008 and 2007, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended August 31, 2008. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Healthways, Inc. at August 31, 2008 and 2007, and the consolidated results of its operations and its cash flows for each of the three years in the period ended August 31, 2008, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 2 and 5 to the consolidated financial statements, the Company adopted FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes-An Interpretation of FASB Statement No. 109*, effective September 1, 2007.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Healthways, Inc.'s and Subsidiaries' internal control over financial reporting as of August 31, 2008, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated October 27, 2008 expressed an unqualified opinion thereon.

Ernst + Young LLP

Nashville, Tennessee
October 27, 2008

Quarterly Financial Information (unaudited):

Fiscal 2008	First	Second	Third	Fourth
(In thousands, except per share data)				
Revenues	$ 175,819	$ 178,966	$ 191,439	$ 190,018
Gross margin	$ 43,823	$ 46,134	$ 53,135	$ 55,105
Income before income taxes	$ 18,986	$ 21,165	$ 23,724	$ 28,680
Net income	$ 11,183	$ 12,454	$ 13,974	$ 17,203
Basic earnings per share [2]	$ 0.31	$ 0.35	$ 0.40	$ 0.51
Diluted earnings per share [2]	$ 0.30	$ 0.33	$ 0.39	$ 0.49

Fiscal 2007	First	Second	Third	Fourth
Revenues	$ 117,055	$ 160,281	$ 167,900	$ 170,350
Gross margin	$ 33,871	$ 43,803 [1]	$ 44,873 [1]	$ 47,638
Income before income taxes	$ 19,809	$ 18,266	$ 17,145	$ 20,063
Net income	$ 11,834	$ 11,024	$ 10,792	$ 11,471
Basic earnings per share [2]	$ 0.34	$ 0.32	$ 0.31	$ 0.32
Diluted earnings per share [2]	$ 0.32	$ 0.30	$ 0.29	$ 0.31

[1] Reflects certain reclassifications from selling, general and administrative expenses to cost of services that were made to conform to current classifications.

[2] We calculated earnings per share for each of the quarters based on the weighted average number of shares and dilutive options outstanding for each period. Accordingly, the sum of the quarters may not necessarily be equal to the full year income per share.

Reconciliation of Non-GAAP Measures to GAAP Measures (unaudited)

Reconciliation of EBITDA to Net Income

Year ended August 31,	2004	2005	2006	2007	2008
(In thousands)					
EBITDA[1]	$ 65,262	$ 78,833	$ 86,730	$ 130,513	$ 160,961
Interest expense	3,509	1,630	1,053	18,185	20,927
Income tax expense	17,245	21,711	24,009	30,163	37,740
Depreciation and amortization	18,450	22,408	24,517	37,044	47,479
Net income	$ 26,058	$ 33,084	$ 37,151	$ 45,121	$ 54,815

[1] Earnings before interest, taxes, depreciation and amortization ("EBITDA") is a non-GAAP financial measure. The Company excludes interest, taxes, depreciation and amortization from this measure and provides EBITDA to enhance investors' understanding of the Company's operating performance and its capacity to fund capital expenditures and working capital requirements. The Company believes it is useful to investors to provide disclosures of its operating results on the same basis as that used by management. You should not consider EBITDA in isolation or as a substitute for net income determined in accordance with accounting principles generally accepted in the United States.

Management's Annual Report on Internal Control over Financial Reporting

Management, including the principal executive officer and principal financial officer, is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934) is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

Management has performed an assessment of the effectiveness of the Company's internal control over financial reporting as of August 31, 2008 based on criteria established by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"), Internal Controls - Integrated Framework, and believes that the COSO framework is a suitable framework for such an evaluation. Management has concluded that the Company's internal control over financial reporting was effective as of August 31, 2008.

Ernst & Young LLP, the independent registered public accounting firm that audited the Company's consolidated financial statements for the year ended August 31, 2008, has issued an attestation report on the Company's internal control over financial reporting which is included in this Annual Report to Stockholders.

We have performed an evaluation as of the end of the period covered by this report of the effectiveness of our "disclosure controls and procedures" (as defined in Rule 13a-15(e) promulgated under the Securities Exchange Act of 1934), under the supervision and with the participation of our Chief Executive Officer and our Chief Financial Officer. Based upon our evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of the end of the period covered by this report.

There have been no changes in our internal controls over financial reporting during the quarter ended August 31, 2008 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of Healthways, Inc.

We have audited Healthways, Inc.'s internal control over financial reporting as of August 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Healthways, Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Healthways, Inc. maintained, in all material respects, effective internal control over financial reporting as of August 31, 2008, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Healthways, Inc. as of August 31, 2008 and 2007, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended August 31, 2008 of Healthways, Inc. and our report dated October 27, 2008 expressed an unqualified opinion thereon.

Ernst + Young LLP

Nashville, Tennessee
October 27, 2008

Directors, Executive Officers and Advisory Councils

BOARD OF DIRECTORS

John W. Ballantine
Former Executive Vice President and
Chief Risk Management Officer
First Chicago NBD Corporation

J. Cris Bisgard, M.D., M.P.H.
Former Director of Health Services
Delta Air Lines

Thomas G. Cigarran
Chairman and former Chief
Executive Officer
Healthways, Inc.

Mary Jane England, M.D.
President of Regis College

Henry D. Herr
Former Executive Vice President
and Chief Financial Officer
Healthways, Inc.

Ben R. Leedle, Jr.
Chief Executive Officer
Healthways, Inc.

L. Ben Lytle
Former Chairman and Chief
Executive Officer
Axia Health Management, LLC

C. Warren Neel, Ph.D.
Director of the Center for
Corporate Governance
University of Tennessee

William C. O'Neil, Jr.
Former Chairman, President and
Chief Executive Officer
ClinTrials Research, Inc.

Alison Taunton-Rigby, Ph.D.
Chief Executive Officer
RiboNovix, Inc.

John A. Wickens
Former National Health
Plan President
UnitedHealth Group

EXECUTIVE OFFICERS

Ben R. Leedle, Jr.
Chief Executive Officer

Stefen F. Brueckner
President and
Chief Operating Officer

Mary A. Chaput
Executive Vice President and
Chief Financial Officer

Matthew E. Kelliher
Executive Vice President,
International Business

Alfred Lumsdaine
Senior Vice President,
Corporate Controller and
Chief Accounting Officer

Anne M. Wilkins
Executive Vice President,
Strategy

MEDICAL AND SCIENTIFIC ADVISORY COUNCIL

Pamela Allweiss, M.D., M.S.P.H.
College of Medicine
University of Kentucky
Lexington, KY

John E. Anderson, M.D.
The Frist Clinic
Nashville, TN

Charles H. Booras, M.D., F.A.A.F.P.
W. P. Booras, M.D., PA
Jacksonville, FL

Schumarry H. Chao, M.D.
SHC & Associates
Santa Monica, CA

Richard S. Chung, M.D.
Senior Vice President, Health
Services Division
Hawaii Medical Service Association
Honolulu, HI

John Dixon, M.D., F.A.C.C., F.A.H.A., F.S.C.A.I.
Associate Professor of Medicine
Vanderbilt University Medical Center
Nashville, TN

Rich Feifer, M.D., M.P.H., F.A.C.P.
Vice President of Program Development,
Care Enhancing Solutions
Medco Health Solutions, Inc.
Franklin Lakes, NJ

Kenan Haver, M.D.
Massachusetts General Hospital
Boston, MA

Clarence S. F. Ing, M.D., M.P.H.
Weimar Institute
Weimar, CA

Robert C. Karch, Ed.D.
American University
Washington, DC

Marjorie King, M.D., F.A.C.C.
Director, Cardiac Services
Helen Hayes Hospital
West Haverstraw, NY

Allen J. Naftilan, M.D, Ph.D.
The Vanderbilt Heart Institute
Nashville, TN

Joan Ordman, M.D.
Ordman Integrative Health Services
Owings Mills, MD

James Powers, M.D.
Vanderbilt University Medical Center
Nashville, TN

Janice M. Prochaska, Ph.D.
Pro-Change Behavior Systems, Inc
W. Kingston, RI

Fred G. Toffel, M.D., F.A.C.E.
Desert Springs Hospital
Las Vegas, NV

Performance Graph

The following graph compares the total stockholder return of $100 invested on August 29, 2003 in (a) the Company, (b) the CRSP Index for Nasdaq Stock Market (U.S. Companies), and (c) the CRSP Index for Nasdaq Health Services Stocks ("Nasdaq Health Services"), assuming the reinvestment of all dividends.

	8/29/03	8/31/04	8/31/05	8/31/06	8/31/07	8/29/08
HWAY	$100.0	$153.9	$249.1	$294.3	$283.9	$108.6
Nasdaq U.S. Stocks	100.0	101.8	119.6	122.0	144.1	131.8
Nasdaq Health Services	100.0	119.1	180.2	199.6	230.8	239.9



HWAY
Nasdaq U.S. Stocks
Nasdaq Health Services
$300
$200
$100
8/29/2003
8/31/2004
8/31/2005
8/31/2006
8/31/2007
8/29/2008

NOTES: A. The lines represent annual index levels derived from compounded daily returns that include all dividends. B. The indexes are reweighted daily, using the market capitalization on the previous trading day. C. If the monthly interval, based on the fiscal year end, is not a trading day, the preceding trading day is used. D. The index level for all series was set to $100.00 on August 29, 2003. The stock price performance shown on the graph is not necessarily indicative of future price performance.

Corporate Information

Corporate Office
Healthways, Inc.
701 Cool Springs Boulevard
Franklin, Tennessee 37067
(800) 327-3822
www.healthways.com

Registrar and Transfer Agent
National City Bank
Shareholder Services Group
P.O. Box 92301
LOC 01-5352
Cleveland, OH 44101-4301
Tel: (800) 622-7657
E-mail: shareholder.inquiries@nationalcity.com

Form 10-K/Investor Contact

A copy of the Healthways, Inc. Annual Report on Form 10-K for Fiscal 2008 (without exhibits) filed with the Securities and Exchange Commission is available on the Company's website, www.healthways.com. It is also available from the Company at no charge. These requests and other investor contacts should be directed to Chip Wochomurka, Senior Vice President, Investor Relations, at the Company's corporate office.

Annual Meeting

The annual meeting of stockholders will be held on January 29, 2009, at 9:00 a.m. at the Franklin Marriott Cool Springs, 700 Cool Springs Boulevard, Franklin, Tennessee.

Common Stock and Dividend Information

The common stock of Healthways, Inc. is traded on The Nasdaq Stock Market under the symbol HWAY. At October 13, 2008, there were approximately 28,000 holders of the common stock, including 179 stockholders of record. No cash dividends have been paid on the common stock.

The following table sets forth the high and low sales prices per share of common stock as reported by Nasdaq for the relevant periods.

Year Ended August 31, 2008	High	Low
First Quarter	$ 60.88	$ 48.99
Second Quarter	71.22	28.43
Third Quarter	37.79	29.68
Fourth Quarter	34.60	18.57

Year Ended August 31, 2007	High	Low
First Quarter	$ 52.37	$ 37.55
Second Quarter	49.58	42.64
Third Quarter	48.76	41.58
Fourth Quarter	56.90	42.77

HEALTHWAYS 701 Cool Springs Blvd. • Franklin, TN 37067 • 800.327.3822 • www.Healthways.com

END